Form 20-F
period 1999-12-31
724 SOLUTIONS INC
filed 2000-06-29
CIK 1097641

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

(MARK ONE)

   / /     REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF
           THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

   / /     TRANSITION REPORT TO SECTION 13 OR 15(D) OF THE SECURITIES
           EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

Commission file number: ________________________________________________________

                               724 Solutions Inc.
--------------------------------------------------------------------------------

             (Exact Name of Registrant as Specified in Its Charter)

                                      N/A
--------------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

                                Ontario, Canada
--------------------------------------------------------------------------------

                (Jurisdiction of Incorporation or Organization)

         4101 Yonge Street, Suite 702, Toronto, Ontario, M2P IN6 Canada
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

       Title of Each Class       Name of Each Exchange On Which Registered

                                      None
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                     Common Shares, no par value per share
--------------------------------------------------------------------------------

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                            29,402,426 Common Shares
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. /X/ Yes / / No

Indicate by check mark which financial statement item the registrant has elected to follow. / / Item 17 /X/ Item 18

                               724 SOLUTIONS INC.

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                    --------
PART I
Item 1               Description of Business (including Risk Factors)............       1
Item 2               Description of Property.....................................      25
Item 3               Legal Proceedings...........................................      25
Item 4               Control of Registrant.......................................      25
Item 5               Nature of Trading Market....................................      26
Item 6               Exchange Controls and Other Limitations Affecting Security
                      Holders....................................................      26
Item 7               Taxation....................................................      27
Item 8               Selected Financial Data.....................................      31
Item 9               Management's Discussion and Analysis of Financial Condition
                      and Results of Operations..................................      32
Item 9A              Quantitative and Qualitative Disclosures About Market
                      Risk.......................................................      39
Item 10              Directors and Officers of Registrant........................      39
Item 11              Compensation of Directors and Officers......................      42
Item 12              Options to Purchase Securities from Registrant or
                      Subsidiaries...............................................      42
Item 13              Interest of Management in Certain Transactions..............      42

PART II
Item 14              Description of Securities...................................      43

PART III
Item 15              Defaults Upon Senior Securities.............................      44
Item 16              Changes in Securities, Changes in Security for Registered
                      Securities and
                      Use of Proceeds............................................      44

PART IV
Item 17              Financial Statements........................................      45
Item 18              Financial Statements........................................      45
Item 19              Financial Statements and Exhibits...........................      45

Signatures..................................................
Exhibit Index...............................................
Exhibits....................................................

    IN THIS REPORT, UNLESS OTHERWISE SPECIFICALLY STATED, ALL DOLLAR AMOUNTS ARE REFERENCES TO U.S. DOLLARS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE "CORPORATION" INCLUDE 724 SOLUTIONS INC., TOGETHER WITH ITS WHOLLY-OWNED SUBSIDIARIES.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS (INCLUDING RISK FACTORS).

GENERAL

    The Corporation was established in July 1997 to conceive, design and deliver an Internet infrastructure solution that enables financial institutions to deliver financial information and services using a broad range of Internet-enabled devices. The Corporation currently provides such an Internet infrastructure solution to financial institutions, which enables them to offer personalized and secure on-line banking, brokerage and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. The Corporation's solution currently enables consumers to access on-line banking and brokerage services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. The Corporation's customers are now in the initial phases of offering e-commerce services based upon the 724 Solutions Financial Services Platform (the "724 Solutions FSP"). With critical security features built in, the Corporation's solution can be quickly implemented and integrated with existing systems, and scaled or expanded to accommodate future growth. As an example, on April 5, 2000, Indigo Books and Music, Inc. (a books, music and gifts retail company) became the first Canadian retailer to offer wireless e-commerce in collaboration with Bank of Montreal and Bell Mobility. Customers can access Indigo.ca wireless through "Veev", the wireless service offered by Bank of Montreal using the Corporation's software. Using the 724 Solutions FSP, financial institutions may build on their customers' trust and provide new levels of service in an easy to use, personalized manner. The Corporation's technology may be adapted for use by other types of on-line merchants and for other applications.

    For the period from July 1997 to May 1999, the Corporation was in a development phase, conducting research and developing its product. In May 1999, the Corporation launched its product on a trial basis. During this trial, a limited number of Bank of Montreal's customers were able to access banking and brokerage services and lifestyle content, including news, stock quotes, weather, lottery results and horoscopes, through Internet-enabled devices, specifically PalmPilot connected organizers and mobile phones. This trial was completed in September 1999. During the period from May through December 1999, the Corporation filled key management positions in its sales and marketing departments, attracted Bank of America, Citigroup Inc. and Sonera Corporation as additional investors, entered into license agreements with Bank of America, Wells Fargo and Citigroup and continued to develop its product. Since
December 31, 1999, the Corporation has entered into a license agreement with a Citigroup affiliate to provide services in Asia pursuant to its license agreement with Citicorp Strategic Technology Corporation and has entered into a license agreement with Claritybank.com.

    The emergence of the Internet is having a significant effect on the delivery of financial services to consumers. As a group, on-line consumers represent an affluent and important market segment. These consumers are increasingly using new methods, including wireless technologies, to access the Internet. The convergence of the Internet and digital wireless technologies presents new opportunities for financial institutions. Using the 724 Solutions FSP, financial institutions can differentiate their services to retain and strengthen their existing customer relationships and attract new customers.

    The Corporation's objective is to become the leading provider of Internet infrastructure solutions for the secure delivery of transaction and information services to consumers. The Corporation's target market includes the largest financial institutions worldwide. Bank of America, Citigroup, Bank of Montreal, Wells Fargo and Claritybank.com are in various stages of implementing the Corporation's software.

RECENT DEVELOPMENTS

    The Corporation completed an initial public offering of 6,000,000 common shares at a price of Cdn. $37.31 per share (U.S. $26.00 per share) pursuant to a prospectus dated January 27, 2000, which closed on February 2, 2000. The Corporation granted an over-allotment to its underwriters to purchase a maximum of 900,000 additional common shares on the same terms, which was exercised in full on February 2, 2000. The aggregate proceeds raised by the Corporation amounted to Cdn. $259.2 million (Cdn. $241.0 million net of underwriters' fees). For further information regarding the underwriters and their fees, see "Interest of Insiders in Material Transactions" on page 29 of the Corporation's Management Information Circular dated April 25, 2000 and filed in connection with the annual and special meeting of shareholders to be held on May 31, 2000, and which is incorporated by reference herein. This circular was also filed as an exhibit to the Corporation's Report on Form 6-K, which was filed with the Securities and Exchange Commission on May 3, 2000, and is also incorporated by reference herein.

    In February and March 2000, the Corporation announced a number of key commercial relationships, including those described below.

    Motorola is working with the Corporation to develop wireless financial solutions to help meet the growing demand for secure financial transactions. The Corporation expects that Motorola will help enable the Corporation to deploy its financial software applications in a variety of Internet-enabled Motorola wireless devices, expanding the customer reach of financial institutions working with the Corporation. The Corporation also plans to work with Motorola to identify and create solutions that meet the ongoing needs of financial institutions and network operators.

    Ericsson is working with the Corporation to create a mobile e-commerce solution based on the 724 Solutions FSP. The Corporation expects to collaborate with Ericsson on devices, wireless infrastructure and standards, and secure payments between financial institutions, merchants and consumers. The Corporation expects that this relationship will enable it to provide speed to market and a complete solution for financial institutions' mobile e-commerce needs.

    Baltimore Technologies, a leader in wireless e-security solutions, announced the unveiling of a new partner program to extend e-security to mobile transactions. The Corporation has joined the Telepathy initiative that Baltimore has established to provide its partners and customers with wireless e-security solutions, accelerating the adoption of mobile commerce worldwide. This relationship reinforces the Corporation's goal of working with advanced software security providers to ensure the integrity of the 724 Solutions FSP.

    The Corporation is in the process of establishing its application hosting services, and has chosen Exodus Communications, a leader in complex Internet hosting and managed services, to host the Corporation's Internet operations. By working with Exodus, the Corporation will be able to offer customers the advantage of a speedier time-to-market and increased cost-effectiveness by reducing or eliminating the complexity of setting up the host environment for the 724 Solutions FSP.

    The Corporation has entered into an agreement with MasterCard International to develop and deliver global infrastructure software solutions for conducting payment transactions using mobile phones, personal digital assistants (PDAs) and other Internet-enabled devices. With the development of these technologies, MasterCard's member financial institutions worldwide will be able to use the Corporation's technology to extend highly secure payment capabilities to customers who can make purchases or pay bills using wireless devices.

    In June 2000, the Corporation completed its acquisition of ezlogin.com, a leading provider of Internet infrastructure tools for user-driven personalization. In connection with this transaction, we issued 1,003,612 common shares at the closing. In addition, we assumed the options that were outstanding under ezlogin.com's stock option plan, and at the closing, these options were converted into options to purchase 91,809 shares of our common stock. ezlogin.com's technologies enable financial institutions to provide to consumers single-password access and a consolidated view of key financial accounts and other information.

    In March 2000, the Corporation acquired Internet messaging gateway developer YRless Internet Corporation of Oakville, Ontario. The Corporation expects that YRless' software will help speed-up development of the 724 Solutions FSP. The aggregate purchase consideration is approximately U.S.$5.8 million, payable over three years. YRless developed the YMG-2000, a scalable platform-independent short messaging service (SMS) gateway for wireless carriers. The YMG-2000 product is licensed by Bell Mobility, Telus Mobility, and U.S. satellite network provider ORBCOMM Global.

INDUSTRY OVERVIEW

GROWTH OF THE INTERNET

    The Internet has emerged as a global communications medium to deliver and share information and conduct business electronically. International Data Corporation (IDC) estimates that the number of worldwide Internet users will grow from approximately 142 million users in 1998 to 502 million users by the end of 2003. The dramatic growth in the number of Internet users has led to a proliferation of information and services on the Internet, including financial services, e-mail, e-commerce, news and lifestyle content. The Corporation believes that consumers are increasingly seeking personalized and practical Internet applications that they can use in their daily activities.

GROWTH OF DIGITAL WIRELESS COMMUNICATIONS

    Digital wireless communications have grown rapidly due to declining consumer costs, expanding network coverage, the availability of extended service features such as voice and text messaging and the proliferation of wireless devices. These wireless devices include personal digital assistants such as PalmPilot connected organizers, Handspring Visor, "Pocket PC" organizers and mobile phones such as the Neopoint 1000, Qualcomm 2700, Ericsson R320, Nokia 7110 and Motorola Timeport, as well as two-way pagers, such as those developed by Research In Motion and Motorola. Dataquest estimates that there were approximately
217 million digital wireless subscribers worldwide at the end of 1998 and projects that this number of subscribers will grow to approximately 828 million by the end of 2003. Recent developments in wireless technology and deployment of digital data networks have enabled the introduction of wireless data applications such as financial services, news and lifestyle content.

CONVERGENCE OF WIRELESS COMMUNICATIONS AND THE INTERNET

    The convergence of wireless communications and the Internet has created new opportunities for the delivery of wireless data services. Dataquest estimates that the number of wireless data subscribers worldwide will grow from approximately 16 million at the end of 1998 to approximately 111 million at the end of 2003. The Corporation expects that the convergence of wireless communications and the Internet will enable the delivery of wireless multimedia applications, including voice, data, image and video. International wireless technology groups, such as the Wireless Application Protocol Forum and the Symbian Alliance, have created global standards for the transmission of wireless applications, which the Corporation believes will help lead to mass penetration of the market for wireless devices and services.

GROWTH OF E-COMMERCE

    With the emergence of the Internet as a globally accessible, fully interactive medium, many individuals and companies that have traditionally conducted business in person, through the mail or over the telephone now increasingly conduct business electronically. The Corporation expects that consumer use of e-commerce will accelerate as more individuals gain access to the Internet, as the cost of Internet access decreases and as security concerns are alleviated. In some parts of the world, particularly in a number of European and Asian countries, e-commerce opportunities have been limited because credit cards, which are currently the only secure form of on-line payment, are not widely used. The Corporation expects these consumers to embrace e-commerce once a direct payment system is available. According to IDC, Internet users worldwide were expected to purchase more than $100 billion in goods and services in 1999, increasing to $11.1 trillion in 2003.

GROWTH OF ON-LINE FINANCIAL SERVICES

    THE OPPORTUNITY. Financial services are well suited for Internet e-commerce. Consumers are increasingly conducting on-line transactions with banks and securities brokers. These transactions can be faster, less expensive and more convenient than transactions conducted through a broker, teller or ATM. IDC expects that the number of users banking on-line in the U.S. will increase from eight million in 1998 to approximately 40 million by the end of 2003. In addition, IDC expects the number of on-line brokerage accounts to continue to grow rapidly from six million in 1998 to 24 million in 2002. The growth of electronic financial services has intensified price-based competition among providers of financial services and has increased consumer expectations for value-added services. Traditional financial institutions are at risk of having their consumer base eroded by emerging on-line competitors, who are driving the shift in the delivery of financial products and services from the traditional physical infrastructure to electronic channels. This potential loss of consumers creates a sense of urgency for traditional financial institutions to respond with strategies that build on their unique trust relationship with consumers and the strengths of their traditional channels and services. Traditional financial institutions are well positioned to overcome consumer concerns about security and to drive adoption of on-line services by their large and attractive customer base. The Corporation believes that the increasing popularity of new Internet-enabled devices will help generate greater demand for on-line financial services and provide an opportunity for financial institutions to deliver secure personalized service to their consumers.

    THE CHALLENGE. Large financial institutions have made significant investments in computer systems that were not designed to facilitate e-commerce. As consumers increasingly demand services through the Internet and other electronic channels, financial institutions require a solution that enables their existing systems to exchange information with their consumers across a variety of Internet-enabled devices. This exchange requires a complex bridging architecture that can interface with a variety of access devices, communication protocols, operating systems, and network and security technologies. The solution must also be secure, to protect the integrity and confidentiality of information, and scalable, to process an increasing number of transactions. The ideal solution must also enable rapid deployment and the flexibility to add additional functions and services.

THE 724 SOLUTION

    The Corporation provides an Internet infrastructure solution that enables the delivery of secure and personalized electronic information services, transactions and payments using a broad range of mass-market wired and wireless Internet-enabled devices, including digital mobile phones, personal computers, two-way paging devices and personal digital assistants.

    The Corporation's initial focus is on providing a solution to large financial institutions worldwide. Financial institutions are in a position to use their large consumer base and unique trust relationship with consumers to accelerate the adoption of on-line financial services. The Corporation's solution provides a robust and scalable platform that enables financial institutions to deliver branded financial services to their consumers on Internet-enabled devices in a personalized, secure and cost efficient manner.

    The 724 Solutions FSP uses an open architecture and industry standards. The architecture has been specifically designed to be extendable, allowing for the addition of new devices, content and services.

                   724 SOLUTIONS FINANCIAL SERVICES PLATFORM
                                     [Diagram]
[The diagram illustrates that different types of consumer devices connect to network access providers. These network access providers connect to 724's network and device gateway. 724's network and device gateway connects to 724's services infrastructure, which connects to 724's transaction and content gateway. The transaction and content gateway connects to financial institutions, merchants and content providers. The administrative function supports the overall architecture and provides a feed to a data warehouse. Security is provided between each of these points in the system.]

The architecture has four major components:

    - THE NETWORK AND DEVICE GATEWAY provides access to a variety of Internet-enabled devices and networks to ensure a consistent consumer experience. The 724 Solutions FSP automatically determines the appropriate presentation of information for the device being used.

    - THE SERVICES INFRASTRUCTURE enables: consumer applications, such as banking, brokerage and e-commerce; personalization of the user experience; notification services based on the consumer's interests and priorities; and targeted marketing services. The services infrastructure also enables session management, which ensures the continuity of a transaction over the network. The architecture is supported by an overall administrative function designed for easy and efficient management.

    - THE TRANSACTION AND CONTENT GATEWAY connects to a financial institution's existing infrastructure through a server using Open Financial Exchange
      (OFX) or Extensible Markup Language (XML), two communication standards that permit the electronic exchange of data, and to merchants and content providers through the use of XML.

    - THE SECURITY LAYER provides security throughout the communication and payment process from the consumer through to the network service provider. The Corporation's solution is compatible with existing security technology used by financial institutions and wireless and other network service providers.

    The Corporation believes that its solution will enable financial institutions to maintain and deepen consumer relationships and accelerate the adoption of Internet-based financial services. The Corporation's solution can be rapidly implemented, integrates easily with existing systems, addresses security issues, is scalable and provides a robust platform for future growth. Key benefits of the Corporation's solution include:

    - SPEED TO MARKET: Launched in May 1999, the Corporation's solution can be rapidly installed, branded and offered to consumers.

    - EASE OF INTEGRATION WITH EXISTING SYSTEMS: The 724 Solutions FSP links to a financial institution's existing systems, enabling financial institutions to preserve their existing investment, and to extend the productivity and functionality of their existing infrastructure to new electronic channels.

    - SECURITY: The security framework of the 724 Solutions FSP addresses financial institutions' stringent security standards, creating an environment of trust for consumers and allowing merchants to offer e-commerce services with reduced fraud-related concerns.

    - SCALABILITY AND MANAGEABILITY: The 724 Solutions FSP is designed to add users efficiently and effectively. The Corporation believes that the 724 Solutions FSP can support significant growth in users with little increase in infrastructure. It has a built in set of tools to easily manage recovery, redundancy and deployment.

    - ABILITY TO EXPAND FUNCTIONALITY: The 724 Solutions FSP is designed to facilitate the addition of new devices, content and services. It provides a robust platform for the growth of electronic financial services and e-commerce.

    - MAINTAIN AND DEEPEN CONSUMER RELATIONSHIPS: The Corporation's solution allows financial institutions to connect directly with consumers wherever they can obtain wired or wireless Internet access. The solution also allows consumers to set up their own personal preferences and alerts for an easy-to-use experience. The information contained in the personalization and notification databases provides the Corporation's customers with a competitive advantage in building consumer loyalty through the delivery of value-added services.

    The Corporation believes that its solution benefits its customers and the companies with which it has strategic relationships by enabling the delivery of differentiated on-line financial services. These services increase consumer loyalty and drive wireless airtime usage, consumer electronic device sales, and the purchase of other products and services.

BUSINESS STRATEGY

    The Corporation's objective is to become the leading provider of an Internet infrastructure for the secure delivery of services using a broad range of Internet-enabled devices. Its strategy is to:

    FOCUS ON LARGE FINANCIAL INSTITUTIONS: The Corporation's initial focus is on providing its solution to large financial institutions worldwide, particularly banks and brokerage firms. The Corporation believes that large financial institutions have both the scale and global consumer base to maximize the adoption of services based on its product. Bank of Montreal, Bank of America, Citigroup, Wells Fargo and Claritybank.com are in various stages of implementing the Corporation's solution. The Corporation believes that the trust relationship these institutions have with consumers, combined with its secure payment infrastructure, will accelerate consumer adoption of on-line financial services and e-commerce transactions.

    ACCELERATE WORLDWIDE ADOPTION OF SOLUTION: In an effort to encourage rapid deployment of the Corporation's solution by financial institutions, the Corporation is:

    - Establishing relationships and alliances worldwide with wireless and other network service providers, device manufacturers and content and technology providers;

    - Providing a compelling consumer experience through a consistent user-friendly interface on a variety of Internet-enabled devices;

    - Building a worldwide Application Service Provider hosting service for the Corporation's customers, which will allow for quick delivery of services to their customers, as well as a managed contact center service, which will help ensure a rich initial consumer experience; and

    - Reducing its customers' initial cost of using its solution by charging a variable license fee based on the number of users per month, subject to specific minimum fees.

    EXPAND PLATFORM: The Corporation's architecture is designed to be extendable, enabling its customers to continue to offer additional on-line services across a variety of protocols, operating systems, networks and devices to maximize consumer reach. The Corporation expects to further expand its reach by supporting additional devices and broadening its functionality by introducing new applications, content and services. For example, the Corporation plans to integrate into its solution public key infrastructure (PKI) technology, which facilitates the management of the tools necessary to ensure authentication of user identity and the non-repudiation of transactions. The Corporation believes that this security feature is essential for the widespread adoption of e-commerce transactions. Additionally, the Corporation has established its Advanced Technology Center (ATC) to, among other things, gain early access to device, wireless and network technologies.

    PURSUE SELECTIVE ACQUISITIONS TO EXPAND CAPABILITIES: The Corporation intends to pursue acquisitions of companies and technologies that it believes will allow it to quickly increase the scale and scope of its operations, such as expanding its research and development team, expanding into new geographical markets or industry sectors and providing new services.

    DEVELOP APPLICATIONS FOR OTHER SECTORS: Once the Corporation has established a significant presence in the financial services sector, it expects to use many of the components of its architecture in other industries such as insurance, sales force management and logistics.

THE 724 SOLUTIONS FINANCIAL SERVICES PLATFORM

    The 724 Solutions FSP enables the delivery of secure and personalized electronic information, services, transactions and payments using a broad range of mass-market wired and wireless Internet-enabled devices. The 724 Solutions FSP is extendable across a wide array of protocols, operating systems and networks, enabling financial institutions to deliver personalized transactions, services and information to their customers over a wide range of communications networks.

    The 724 Solutions FSP architecture is illustrated below:
                                   [Diagram]
[The diagram illustrates that 724's network and device gateway connects with 724's services infrastructure. The services infrastructure consists of consumer applications, (including banking, brokerage and e-commerce services), personalization, notification and alerts, targeted marketing services, session management. The services infrastructure connects to 724's transaction and content gateway. The administration function supports the overall architecture and provides a feed to a data warehouse. Security is provided between each of these points in the system.]

    NETWORK AND DEVICE GATEWAY

    The network gateway transforms data from the 724 Solutions FSP into formats suitable for use in a wide variety of wired and wireless networks including Code Division Multiple Access (CDMA), Global System for Mobile Communication (GSM), Time Division Multiple Access (TDMA), Cellular Digital Packet Data

(CDPD), Mobitex and Internet Protocol. Almost all digital mobile systems worldwide use one of these major types of wireless access formats for voice and data communications. This gateway enables the Corporation's customers to quickly deploy their services through multiple network service providers and allows for new protocols to be supported without changes to the architecture.

    The device gateway supports the presentation of the Corporation's applications on multiple devices. It recognizes the type of device a consumer is using and optimizes the format of the information for the characteristics of that particular device type. The Corporation's software automatically formats information delivered to a device using style sheets programmed in Extensible Markup Language (XML) or Extensible Style Language (XSL), a widely used language in Internet communications. This approach enables the Corporation's customers to deliver services over many types of access devices, and allows new devices to be supported without changes to the Corporation's architecture. The network and device gateway ensures consumers receive a consistent and user-friendly experience regardless of the device used.

    SERVICES INFRASTRUCTURE

    CONSUMER APPLICATIONS. The 724 Solutions FSP enables the delivery of applications that include the following:

    BANKING

    - account information and statements

    - credit card statements

    - intra-bank transfers

    - bill payment

    - bill presentment*

    SECURITY ANALYSIS

    - trading data and charting

    - detailed stock quotes

    - watchlists

    - alerts

    E-COMMERCE

    - direct purchase and payment

    - travel services*

    BROKERAGE

    - investment statements

    - holdings and activities

    - balances and open orders

    - order placement and confirmation*

    INFORMATIONAL

    - news

    - weather

    - horoscopes

    - lottery results

------------

*   Expected to be offered by the Corporation's customers during 2000.

    These applications are designed to be easy to use by consumers and provide functions that can be quickly delivered to market.

    PERSONALIZATION. The Corporation's solution enables consumers to customize their services through a single set-up procedure. Once completed, a consumer's preferences are stored in a unique profile on the network rather than on a specific device. Thereafter, a consumer may use any Internet-enabled device to access his or her account to retrieve information and conduct transactions without repeating the set-up procedure. Changes in preferences made by a consumer on one device will automatically be reflected on all other devices used by that consumer.

    NOTIFICATION AND ALERTS. The 724 Solutions FSP allows consumers to be notified immediately of specific events such as stock price movements or releases of relevant research. In the future, the Corporation expects that its platform will allow notification of changes in a bank account balance above or below a previously specified amount. The notification service supports a variety of alert mechanisms such as text messages using e-mail and standard mobile network short messaging service (SMS), which facilitates the transmission of messages between subscribers and external systems such as e-mail, paging and voicemail.

    TARGETED MARKETING SERVICES. Using data generated from personalized profiles, financial institutions have the ability to gain a better understanding of their consumers' needs and interests. The Corporation's targeted marketing service allows the distribution of information directly to their consumers with personalized messages or services based on their preferences.

    SESSION MANAGEMENT. The 724 Solutions FSP's session management system ensures continuity of a transaction over the network. For example, if a user is disconnected during a transaction but is able to reconnect within a prescribed period of time, the user can complete the transaction without repeating the login process or previous entries.

ADMINISTRATION

    The administration function allows the 724 Solutions FSP to be managed within a customer's existing computer infrastructure. Through these services, platform administrators can start and stop individual servers, add or remove resources such as hardware from the platform without disrupting service, monitor performance and perform system back-up procedures. These administration services can be integrated with popular systems management tools, allowing the 724 Solutions FSP to be monitored as part of a financial institution's overall computing environment. The Corporation provides a feed into a data warehouse of all transactions recorded by the system.

TRANSACTION AND CONTENT GATEWAY

    The 724 Solutions FSP interfaces with the existing systems of financial institutions through the transaction and content gateway. This connection is made using Open Financial Exchange (OFX), an industry standard specification for the exchange of financial data between financial institutions and consumers through the Internet, or using Extensible Markup Language (XML). Merchants and content providers connect to the Corporation's system through an XML interface. This gateway allows customers to quickly and easily connect to the 724 Solutions FSP and to extend the value of their existing systems.

SECURITY

    The Corporation's security framework is based on a strict methodology of threat evaluation, risk analysis and policy creation, designed to address authentication, authorization, privacy, integrity and non-repudiation. A conventional user id/password mechanism provides user identification and authentication. The Corporation's software incorporates standard cryptography protocols that ensure the confidentiality of communications between servers, including Secure Socket Layer (SSL) and Transport Layer Security (TLS), enhanced with Elliptical Curve Cryptography (ECC) cypher-suites from Certicom, to ensure the privacy of transactions and communications. These security technologies require minimal computing power for encrypting and decrypting messages, making them well suited for secure communications to wireless handheld devices. The Corporation is currently working to incorporate Public Key Infrastructure (PKI) technology into its applications to provide additional support for user authentication and non-repudiation. Use of PKI technology, which supports digital signatures, is expected to grow as a means of creating a secure e-commerce environment over the Internet or virtual private networks. This security framework addresses financial institutions' rigorous security requirements, creating an environment of trust for consumers and allowing merchants to offer e-commerce services with reduced fraud-related concerns.

APPLICATION SERVICE PROVIDER (ASP)/CONTACT CENTER SERVICES (CCS)

    The Corporation is establishing an application hosting service to host and manage the server infrastructure and software platform for its customers and plans to offer Contact Center Services for customers and consumer users of the application.

    The application hosting facilities will support the scalability of the 724 Solutions FSP. The Corporation expects to provide these services worldwide, with facilities based in Europe, Asia and North America. The Corporation may acquire or partner with third parties to provide this service. The Corporation may also provide this service by establishing application hosting facilities of its own or through a combination of application hosting facilities requested by its customers or potential customers. The Corporation has recently chosen Exodus

Communications Inc., a leader in complex Internet hosting and managed services, to host its Internet operations. By working with Exodus, the Corporation will accelerate the time-to-market for customers who choose to outsource the task of hosting and managing its solution. The first customer to be hosted by 724 Solutions' ASP is expected to be online in June of 2000. The Corporation expects that the services provided by Exodus will be used to host additional customers before August 2000.

    The CCS will provide a starter service for its customers' contact centers and a managed contact center service. Through each of these services, the Corporation will provide the customer access to the 724 Solutions FSP and the training required to support and use the 724 Solutions FSP. The Corporation is working with SITEL Corporation, a leading provider of global electronic customer relationship management solutions, to develop its contact center agent interface, and to provide customer service support. The Corporation expects that SITEL will provide telephone, e-mail and Web-based customer service and technical support from contact centers worldwide. The purpose of the CCS will be to ensure a consistent and satisfactory consumer experience when using the services based on the 724 Solutions FSP, particularly during the early phases of these services.

TECHNOLOGY

    The Corporation's open-architecture platform communicates with its customers' systems via an industry standard called Open Financial Exchange (OFX) gateway. The 724 Solutions FSP supports connectivity with Windows NT, the Internet, and database servers compliant with Open Database Connectivity (ODBC), a standard protocol for accessing database servers. The Corporation is enhancing the 724 Solutions FSP to support Sun Microsystems' Solaris operating system and other standards, including Financial Information Exchange (FIX), a messaging standard that permits real-time electronic securities transactions. The Corporation's open architecture allows it to rapidly integrate a wide range of new technologies, in order to enhance the functionality and reliability of its solution.

    The Corporation's architecture complies with Common Object Request Broker Architecture (CORBA), a standard for application software design used widely in the software industry. The Corporation also uses other widely accepted standards in developing its product, including the following:

    - encryption technologies such as Certicom's Elliptical Curve Cryptography
      (ECC) and Secure Socket Layer (SSL), and RC4, a technology that permits the encryption of large amounts of data;

    - Hypertext Transfer Protocol (HTTP), the primary data protocol used for Internet communications; and

    - Simple Mail Transport Protocol (SMTP), a standard protocol for e-mail transmissions among different types of systems.

    The Corporation is a member of the Wireless Application Protocol Forum, an industry association that has developed a leading standard for wireless information and telephony services on digital mobile phones and other digital wireless devices. Members of this organization include network service providers, device manufacturers, leading infrastructure providers and software developers.

    The Corporation's programs are written in C++ and Java, widely accepted standard programming languages for developing object-oriented applications. The Corporation also makes extensive use in its software applications of Extensible Markup Language (XML), which was completed by the World Wide Web Consortium in 1998.

RESEARCH AND DEVELOPMENT

    As of December 31, 1999, the Corporation's Research and Development Department consisted of 103 people in four business units: Program Management, Product Definition, Architecture and Product Development. These units are responsible for assessing new technologies, new release schedules, product architecture, security, performance engineering, product requirements, quality assurance and product support.

    The Corporation's research and development expenditures were $44,000 in the period from July 28, 1997 (inception) to December 31, 1997, $2.3 million for the year ended December 31, 1998 and $7.5 million for the year ended December 31, 1999.

    In August 1999, the Corporation established the Advanced Technology Center
(ATC) as part of its architecture group. The ATC is primarily a research center focussed on rapidly developing innovative technologies from the concept stage to the prototype stage. The ATC's main objectives are to gain early access to emerging technologies, improve the Corporation's products and services, expedite deployment to the Corporation's customers and create mutually beneficial relationships with customers, network service providers and device manufacturers. As of December 31, 1999, the ATC employed 11 individuals with expertise in specialized areas such as carrier, database and encryption technologies. To reflect the importance of the ATC in its research and development process, the Corporation plans to increase the size of this group.

    In July 1999, the Corporation established the Performance Engineering Group
(PEG), a group within its architecture group. The objective of PEG is to establish benchmarks for the Corporation's technology, to recommend and validate reference architectures and to provide feedback to the architecture and product groups. The Corporation invests heavily in performance engineering to ensure that its solution will be scalable for large numbers of users and transaction volumes.

SALES, MARKETING AND CUSTOMER SUPPORT

    As of December 31, 1999, the Corporation employed 20 people in sales in North America, Europe and Asia Pacific. In addition, as of December 31, 1999, the Corporation employed eight people in its marketing department. The Corporation intends to hire additional people as it expands its Toronto sales team and establishes teams in New York, San Francisco, the U.K., continental Europe and the Asia Pacific region. The Corporation's sales employees receive incentive compensation based on individual sales volume. Deloitte & Touche, through a strategic relationship, assists the Corporation in selling and in implementing its solution directly to large financial institutions worldwide.

    The Corporation offers its customers consulting services regarding the installation and deployment of its platform, as well as ongoing product support. Services offered during installation include training, configuration, and connectivity to existing systems. The Corporation believes that its customer support and consulting services result in improved customer satisfaction and loyalty, a shorter sales process, faster implementation and an increase in the sales of its product.

    Customers have the option of implementing the Corporation's solution using the customers' in-house personnel or using personnel provided by one of the Corporation's designated third party service providers. The Corporation brings together and coordinates the technology and resources needed to deliver a single solution to customers who do not wish to use their in-house resources to implement its solution.

CUSTOMERS

    The Corporation currently markets its product and services to large financial institutions such as banks and brokerages. Bank of Montreal, Bank of America, Citigroup, Wells Fargo and Claritybank.com are in various stages of implementing the Corporation's solution.

BANK OF MONTREAL

    Bank of Montreal is a leading Canadian bank, which as of January 31, 2000, including its U.S. subsidiaries, had approximately Cdn. $229 billion in total assets and approximately seven million retail customers. Bank of Montreal is a fully integrated financial institution offering brokerage services through its broker subsidiaries.

    In May 1999, the 724 Solutions FSP enabled Bank of Montreal to become the first financial institution in North America to launch an integrated wireless banking and brokerage application in a market trial with approximately 350 users. This service, named Veev, supports the delivery of banking, brokerage and lifestyle applications through wireless phones and PalmPilot connected organizers. Bank of Montreal has announced the success of its market trial. The Veev service is now generally available to customers in Ontario and Bank of Montreal is currently in the process of rolling out the Veev service throughout Canada. In November 1999, Bank of Montreal commenced a trial of on-line securities trading using the Veev service for customers of Investorline, its discount brokerage service.

    In December 1999, Harris Bank, a U.S. subsidiary of Bank of Montreal, commenced a trial of the Veev service with internal users and announced its plans to commence a market trial of an on-line service based upon the Corporation's solution to customers in the Chicago, Illinois area. Harris Bank commenced this market trial by way of a controlled launch of the Veev service to a limited number of its customers in March 2000.

BANK OF AMERICA

    Bank of America, with $656 billion in assets as of March 31, 2000, is the parent company of Bank of America, N.A., the largest bank in the U.S. The bank serves more than 30 million households and two million businesses in the U.S., and provides international corporate financial services in 190 countries. Bank of America is a leading on-line banking provider in the U.S., with more than two million on-line customers.

    In July 1999, Bank of America announced that it intends to begin piloting wireless on-line banking services using the Corporation's solution during 2000.

CITIGROUP

    Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers worldwide. As of March 31, 2000, Citigroup had approximately $738 billion in total assets and approximately 100 million customer relationships in more than 75 countries.

    In August 1999, Citigroup announced its intention to implement the Corporation's solution worldwide under the leadership of its e-Citi division. In December 1999, the Corporation entered into a master technology license agreement with Citicorp Strategic Technology Corporation, a subsidiary of Citigroup, which will enable the Corporation to license its technology to Citigroup's subsidiaries. To date, the Corporation has entered into an agreement under the master technology license agreement with a Citigroup affiliate in Asia. The Corporation also expects to enter into one or more additional agreements with a number of Citigroup's other subsidiaries worldwide, including Citibank and Salomon Smith Barney Inc., to deliver its solution to their customers.

WELLS FARGO

    Wells Fargo is a diversified financial services company providing banking, insurance, investments, mortgage and consumer products and services in North America and worldwide, and has approximately 17 million customers. As of March 31, 2000, Wells Fargo had approximately $222 billion in assets.

    In September 1999, Wells Fargo entered into a licensing agreement with the Corporation that will enable it to begin to deliver on-line banking services via wireless devices to its customers during 2000.

CLARITYBANK.COM

    Claritybank.com, a subsidiary of Clarity Holdings, Inc., is an exclusively online bank established in 2000 to provide real-time, next-generation financial services to businesses and consumers. Claritybank.com is one of the first national banks planning to offer wireless service to its entire customer base. In March 2000, the Corporation entered into an agreement to license its solution to Claritybank.com.

STRATEGIC RELATIONSHIPS

    The Corporation is establishing worldwide relationships with wireless and other network service providers, device manufacturers, technology companies and content providers to facilitate the adoption of its customers' on-line products and services. The Corporation anticipates that some of these relationships will lead to formal arrangements in which the Corporation will incorporate new technologies into the 724 Solutions FSP, or in which the Corporation will adapt its solution to support new types of devices. Through strategic relationships, the Corporation is able to gain technological leadership, worldwide access and positioning and an early awareness of emerging Internet technologies. The Corporation's participation in the development of these technologies at an early stage gives it a competitive advantage to bring new products and services to its customers. The Corporation is working with network service providers such as Bell Mobility and Sprint; device manufacturers such as 3Com, Ericsson, Motorola, Neopoint, Nokia, Qualcomm and Research In Motion; software and technology companies such as Baltimore Technologies, Certicom and Sun Microsystems; financial services firms, such as MasterCard; channel/distribution partners such as Corillian Corporation and CrossMar, Inc. and system integrators such as Deloitte & Touche. The Corporation believes that its solution benefits each of these types of companies, as greater demand for digital wireless financial services increases consumer loyalty and drives wireless airtime usage, consumer electronic device sales and the consumption of other products and services.

COMPETITION

    The market for the Corporation's product and services is becoming increasingly competitive. The widespread adoption of open standards may make it easier for new market entrants and existing competitors to introduce products that compete against those of the Corporation. The Corporation believes that it will compete primarily on the basis of the quality, functionality and ease of integration of its product, as well as the price of its services. As a provider of a comprehensive Internet solution to financial institutions, the Corporation assesses potential competitors based primarily on their management, functionality and range of services, the security and scalability of their architecture, their client base and geographic focus and their capitalization and other resources.

    The Corporation's current and potential competitors include:

    - FINANCIAL INSTITUTIONS WITH IN-HOUSE SOLUTIONS: Financial institutions that develop their own in-house solution with internal expertise and outsourced service providers and products are a primary source of competition. These include Celestial Securities Limited's wireless trading service in Hong Kong; the wireless trading capability developed by Fidelity using Research In Motion's two-way pagers and the wireless trading service offered by DLJ Direct in the U.S.; the wireless brokerage service provided by the on-line broker Fimatex in France; and a wireless banking service offered by Barclays in the U.K.

    - SOFTWARE VENDORS FOCUSED ON FINANCIAL INSTITUTIONS: Competitors include Aether Systems and w-Trade. In addition, various companies active in the Internet banking and brokerage businesses with a primary focus on back-end processing, middleware or front-end personal computer platforms for retail Internet banking are potential competitors. These include companies such as S1 Corporation, CosmosBay, Brokat, TIBCO Software and Sanchez Computer Associates.

    - NETWORK SERVICE PROVIDERS: Sprint and BellSouth in the U.S. and NTT DoCoMo in Japan are leaders in wireless data services. NTT DoCoMo provides consumers with wireless banking services from over 50 banks as part of its recently launched i-Mode service. Other network service providers with advanced wireless data service initiatives include US West, Bell Atlantic, AT&T Wireless Data Services, Nextel, Airtouch and Omnipoint in the U.S., Vodafone, British Telecom, Cellnet, Orange and One 2 One in the U.K., Deutsche Telecom in continental Europe, J-Phone, DDI and IDO in Japan, SingTel, MobileOne and StarHub in Singapore, and Telstra, Optus and Vodafone in Australia.

    - DEVICE MANUFACTURERS: Ericsson, Motorola, Nokia and Matsushita are pursuing wireless data service opportunities. Nokia recently announced that it is working with Deutsche Bank's direct banking unit on a wireless banking application, and that it plans to work with TD Waterhouse in North America to develop a wireless trading service.

    - SOFTWARE VENDORS, SERVICES VENDORS AND PORTALS: Companies that provide browsers for digital mobile phones and the infrastructure to link devices to network service providers and the Internet, such as Phone.com and Microsoft, are positioning themselves for the dramatic growth of wireless data services. Companies offering wireless data services such as e-mail, calendar access, aggregation of content, and a mobile e-commerce platform include InfoSpace.com, mobilefinance.com, Wireless Knowledge (a joint venture between Qualcomm and Microsoft), Research In Motion, Go America, EmailPager, Logica, CMG and portals, such as America Online, Yahoo! and Excite@Home. Software companies primarily focused on commercial wireless applications are potential competitors in the future, including Qualcomm Wireless Business Systems, Nettech Systems, Dynamic Mobile Data and Mobimagic Co., a newly formed joint venture between Microsoft and NTT Mobile.

INTELLECTUAL PROPERTY

    The Corporation protects its proprietary technology through a combination of contractual confidentiality provisions, trade secrets, and patent, copyright and trademark laws. The Corporation has applied for patents and for registration of several trademarks, including "724 Solutions", "724 Solutions & Arrows Design", "724 Solutions Financial Services Platform", "Tellmewhen", "Tellmewhen.com", "Secureofx", "Poet", and "E-Anywhere" in Canada and "724 Solutions", "724 Solutions & Design", "Dimecuando" and "Dimecuando.com" in the United States. The Corporation has also applied for registration of the trademark "724 Solutions" in the United Kingdom, Japan and Australia. To date, none of these patents have been issued and none of these trademarks have been registered. There can be no assurance that the confidentiality provisions in the Corporation's contracts will be adequate to prevent the infringement or misappropriation of the Corporation's copyrights, pending patents, trademarks and other proprietary rights. There can be no assurance that independent third parties will not develop competing technologies, or reverse engineer the Corporation's trade secrets, software or other technology. Moreover, the laws of some foreign countries may not protect the Corporation's proprietary rights to the same extent as do the laws of Canada and the United States. Therefore, the measures taken by the Corporation may not adequately protect its proprietary rights.

    The Corporation relies heavily on technology and other intellectual property licensed to it by third parties. For example, the Corporation has entered into license agreements with Certicom and Consensus for use of their encryption technology. In addition, the Corporation uses certain third party software that may not be available to the Corporation on commercially reasonable terms or prices or at all in the future. Moreover, some of the Corporation's license agreements are non-exclusive and, therefore, the Corporation's competitors may have access to the same technology.

    To date, the Corporation has not been notified that its product infringes on the proprietary rights of third parties, but third parties could claim infringement by the Corporation with respect to its existing or future products. Any claim of this kind, whether or not it has merit, could result in costly litigation, divert management's attention, cause delays in product installation, or cause the Corporation to enter into royalty or licensing agreements on terms that may not be acceptable to it.

EMPLOYEES

    As of December 31, 1999, the Corporation had a total of 183 employees. None of the Corporation's employees is covered by any collective bargaining agreements.

CORPORATE ORGANIZATION

    724 Solutions Inc. (the "Corporation") was incorporated under the BUSINESS CORPORATIONS ACT (Ontario) on July 28, 1997. Pursuant to Articles of Amalgamation dated July 7, 1999, the Corporation amalgamated with 1344495 Ontario Limited, a wholly-owned subsidiary, and continued under the name 724 Solutions Inc. Pursuant to Articles of Amendment dated December 30, 1999, the Corporation effected a 2 for 1 split of its common shares. Pursuant to Articles of Amendment dated January 27, 2000, the Corporation removed the private company restrictions and revised the rights, privileges, and conditions attaching to the preference shares.

    The registered and principal office of the Corporation is located at 4101 Yonge Street, Suite 702, Toronto, Ontario, M2P 1N6.

                                  RISK FACTORS

RISK FACTORS RELATED TO THE CORPORATION'S BUSINESS

    HISTORY OF LOSSES AND EXPECTED LOSSES IN THE FUTURE

    The Corporation has not been profitable since its inception. The Corporation incurred losses of $155,000 for the period between July 28, 1997 and December 31, 1997, $2.7 million for the year ended December 31, 1998 and
$13.8 million for the year ended December 31, 1999. As of December 31, 1999, the Corporation had an accumulated deficit of $16.7 million. The Corporation recorded a loss of $6.9 million for the three months ended March 31, 2000. The Corporation expects to continue to incur losses in the near future and possibly longer. The Corporation anticipates that its expenses will increase substantially in the foreseeable future as it establishes an application hosting service, increases its research and development, sales and marketing and general and administrative expenses, and integrates the operations of ezlogin.com and YRless into its business. These efforts may prove more expensive than the Corporation currently anticipates. The Corporation cannot predict if it will ever achieve profitability, and if it does the Corporation may not be able to sustain or increase its profitability.

LIMITED OPERATING HISTORY

    The evaluation of its business is difficult because of the Corporation's limited operating history. The Corporation was founded in July 1997 and services based on its platform were first launched on a trial basis in May 1999 with its initial licensee, Bank of Montreal. Because the Corporation is in an early stage of development, its prospects are difficult to predict and may change rapidly. The Corporation may encounter difficulties as a young company in a new and rapidly evolving market, including its substantial dependence on a single product with only limited market acceptance to date and the need to manage expanding operations. The Corporation's business strategy may not be successful, and it may not successfully address these risks.

RAPID GROWTH

    The Corporation's historical growth has placed, and any further growth is likely to continue to place, a significant strain on its resources. The Corporation's ability to achieve and maintain profitability will depend on its ability to manage its growth effectively, to implement and expand operational and customer support systems and to hire personnel worldwide. The Corporation may not be able to augment or improve existing systems and controls or implement new systems and controls to respond to any future growth. In addition, future growth may result in increased responsibilities for the Corporation's management personnel, which may limit their ability to effectively manage its business.

IMPLEMENTATION OF APPLICATION HOSTING SERVICE

    Some of the Corporation's existing customers require, and some potential customers will require, that it host and manage the server infrastructure and software platform as part of the implementation of its solution. The Corporation may acquire or partner with third parties to provide this service. The Corporation may also provide this service by establishing application hosting facilities of its own, or through a combination of these strategies. Regardless of the implementation strategy the Corporation pursues, providing the service will require significant capital expenditures and other resources, and the Corporation cannot assure that it will be able to implement these services on an effective, cost-efficient or timely basis. The Company has initially entered into a relationship with Exodus Communications to provide this service and, as a result, the Company may be dependant upon Exodus to provide these services in an effective manner. Because the Corporation's experience is primarily in the areas of developing and implementing its software solution, it does not know what other difficulties it may encounter or risks it may be exposed to in the establishment and operation of these facilities. If the Corporation cannot effectively implement these services, it may lose existing customers and may not attract new customers.

CUSTOMERS ACQUIRING AN EQUITY INTEREST IN THE CORPORATION

    As of December 31, 1999, all of the Corporation's revenue has been attributable to the sale of its solution to customers who have also purchased an equity interest in the Corporation. The opportunity to invest in the Corporation provided these customers with an additional incentive to purchase its solution. The Company has only recently licensed its solution for the first time to a customer, Claritybank.com, that did not invest in the Company's securities. The Corporation does not expect to offer this opportunity to prospective customers, which may hurt the Corporation's ability to sell its product.

    Most of the Corporation's current customers, or their affiliates, are shareholders in the Corporation. If any customer ceases to license the Corporation's technology, its credibility in the market may suffer, which may impede its ability to attract new customers. In addition, if a customer that switches to a competing technology also sells its shares in the Corporation, its credibility may further suffer and the market price of the Corporation's shares will likely decline.

LENGTHY AND COMPLEX SALES CYCLE

    The Corporation's sales efforts target large financial institutions worldwide, which requires it to expend significant resources educating prospective customers about the uses and benefits of its product. Because the purchase of the Corporation's solution is a significant decision for these institutions, prospective customers generally take a long time to evaluate the product. The Corporation's sales cycle typically ranges from four to six months, although these cycles can be longer due to significant delays over which it has little or no control. The lengthy sales cycle is due to many factors, including customer concerns about the introduction or announcement of new products and technologies, requests for product enhancements and an extensive evaluation process that may involve many individuals or departments. As a result of the long sales cycle, it may take the Corporation a substantial amount of time to generate revenue from its sales efforts. In addition, any delay in selling the 724 Solutions FSP could lead prospective customers to find alternatives to the Corporation's solution from a competitor or to develop an in-house solution.

THE INTERNET AS A VIABLE COMMERCIAL MEDIUM

    The Corporation's success depends on financial institutions' acceptance of the Internet as a viable means to deliver their services. The adoption of the Internet for commerce and communication, particularly by those financial institutions that have historically relied upon traditional means, generally requires these institutions to understand and accept a new way of conducting business and exchanging information. Financial institutions may be reluctant or slow to adopt a new, Internet-based strategy because of increased pressure on costs and the complexity and risk involved in developing a solution based on emerging technologies. Reluctance by financial institutions to use the Internet to deliver financial services may prevent the Corporation from growing.

FAILURE TO ACHIEVE MARKET ACCEPTANCE

    The Corporation's solution is one of a number of competing solutions that are available in a new and rapidly evolving market. Financial institutions may not prefer the Corporation's solution to competing technologies. If financial institutions do not accept the Corporation's product as the preferred solution, it may not attract new customers and its business will not grow.

CONSUMER USE OF SERVICES BASED ON THE CORPORATION'S SOLUTION

    The Corporation's future revenue depends on consumers using the services that are based on its solution, and if its customers do not successfully market these services, the Corporation's revenue will not grow.

    The Corporation expects that revenue under most of its license agreements will depend on the number of monthly subscribers to these services. To stimulate consumer adoption of these services, the Corporation's customers must implement its solution quickly. However, the Corporation's customers may delay implementation because of factors that are not within the Corporation's control, including budgetary constraints, limited resources committed to the implementation process and limited internal technical support.

    Consumer adoption of these services also requires its customers to market these services. However, the Corporation's customers currently have no obligation to launch a marketing campaign of any kind, may choose not to do so, or may not do so effectively. To date, these services have only been provided on a test basis to a limited number of consumers. As a result, the Corporation cannot assure that a large number of consumers will use these services in the future.

DEPENDENCE ON THE SALE OF A SINGLE PRODUCT

    The Corporation expects sales of its product and related services to constitute most of its revenue for the foreseeable future. If customers do not purchase this product, the Corporation does not currently offer any other products or services that would enable it to become profitable.

RELIANCE ON SALES TO FINANCIAL INSTITUTIONS

    The Corporation derives a significant portion of its revenue from the sale of its solution to a limited number of financial institutions. Between the Corporation's inception and March 31, 2000, sales to one financial institution have accounted for more than 31% of its total revenue. The Corporation expects that a small number of customers will continue to account for a significant portion of its revenue for the foreseeable future. If any of the Corporation's customers discontinue their relationship for any reason, do not renew their agreements, or seek to reduce or renegotiate their purchase and payment obligations, the Corporation's revenue may be substantially reduced. In addition, there are a limited number of large financial institutions in its target market, and the Corporation believes this number may decline in the future as a result of consolidation in the financial services industry worldwide. If the Corporation's sales efforts to these potential customers are not successful, its solution may not achieve market acceptance and its revenue will not grow.

SHORT TERM LICENSE AGREEMENTS

    A significant portion of the Corporation's revenue is derived from the licensing of its technology to its customers. The Corporation has entered into agreements with the customers set forth in the table below. Unless renewed, the license agreement with each current customer will expire as set forth in the table below.

CUSTOMER                                                   EXPIRY DATE
--------                                                  --------------
Bank of Montreal........................................  February 2001
Bank of America.........................................  February 2001
Wells Fargo(1)..........................................  September 2003
Citigroup(2)............................................  December 2004
Claritybank.com(3)......................................  February 2004

------------

1.  May be terminated earlier by Wells Fargo upon payment of a termination fee.

2. No revenue generated during the year ended December 31, 1999, as the agreement was entered into late in December, 1999.

3. No revenue generated during the year ended December 31, 1999, as the agreement was entered into January 2000.

    Each of the Corporation's customers may, but is not obligated to, renew its license agreement for additional terms. There is no guarantee that any customers will renew their license agreement. If the customers do not renew these agreements or otherwise license the Corporation's technology, its revenue will decrease substantially.

DIGITAL WIRELESS AND OTHER NETWORK SERVICE PROVIDERS

    The Corporation relies on wireless and other network service providers to introduce and support services using its product in a timely and effective manner. The Corporation has no control over the pace at which they will do so. If these providers are slow to support the services that use its solution, the Corporation's existing customers may not be able to effectively offer these services, and potential customers may be reluctant to purchase its platform. In addition, wireless and other network service providers face implementation and support challenges in introducing services delivered to Internet-enabled devices, which may slow their rate of adoption or implementation of the Corporation's solution. Moreover, the continued expansion of digital wireless services, especially in North America, is critical to the Corporation's success. The pace of this expansion may not increase for a variety of reasons, including, if for example, the U.S. government does not allocate a sufficiently broad portion of the available spectrum to render these services attractive.

TECHNOLOGY STANDARDS

    The Corporation's future success will depend on its ability to address the increasingly sophisticated needs of its customers by supporting existing and emerging technologies, including technologies related to communications and the Internet generally and the financial services industry in particular. Wireless Internet access is a rapidly evolving market and is characterized by an increasing number of market entrants that have introduced or developed, or are in the process of introducing or developing, products that facilitate the delivery of Internet-based services through wireless devices. In addition, the Corporation's competitors may develop alternative technologies that gain broader market acceptance than its solution. As a result, the life cycle of the Corporation's solution is difficult to estimate. The Corporation may need to develop and introduce new products and enhancements to its existing solution on a timely basis to keep pace with technological developments, evolving industry standards, changing customer requirements and competitive technologies that may render its solution obsolete. These research and development efforts may require the Corporation to expend significant capital and other resources. In addition, as a result of the complexities inherent in the Corporation's solution, major enhancements or improvements will require long development and testing periods. If the Corporation fails to develop products and services in a timely fashion, or if it does not enhance its product to meet evolving customer needs and industry standards, including security technology, it may not remain competitive or sell its solution. For example, the Corporation believes that the aggregation technology offered by ezlogin.com (which the Corporation has entered into an agreement to acquire--see "Recent Developments") is a significant functionality being demanded by the Corporation's current and proposed customers. Failure to complete this acquisition may significantly impede the Corporation's ability to market its product and services.

SECURITY BREACHES

    Despite its efforts to maintain Internet security, the Corporation may not be able to stop unauthorized attempts to gain access to or disrupt transactions between its customers and the consumers of their services. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm the receipt of information. Any of these events could substantially damage the Corporation's reputation. The Corporation relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to achieve secure transmission of confidential information. The Corporation cannot assure that this technology or future advances in this technology or other developments will be able to prevent security breaches. The Corporation may need to expend further capital and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

    Because the Corporation's activities involve the storage and transmission of proprietary information such as credit card numbers and bank account numbers, if a third-party were able to steal a user's proprietary information, the Corporation could be subject to claims, litigation or other potential liabilities that could cause its expenses to increase substantially. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose the Corporation to litigation or a significant loss of revenue. Although its customer agreements contain provisions which limit the Corporation's liability relating to security, its customers or their consumers may seek to hold the Corporation liable for any losses suffered as a result of unauthorized access to their communications. The Corporation may not have adequate insurance or resources to cover these losses.

FUTURE ACQUISITIONS

    The Corporation may acquire technologies or companies in the future. Entering into an acquisition entails many risks, any of which could materially harm the business, including:

    - diversion of management's attention from other business concerns;

    - failure to effectively assimilate the acquired technology or company into the Corporation's business;

    - the loss of key employees from either the Corporation's current business or the acquired business; and

    - assumption of significant liabilities of the acquired company.

    Since January 1, 2000, the Corporation has entered into agreements to acquire ezlogin.com and YRless, which acquisitions are discussed in the "Recent Developments" section above (see "Business of the Corporation"). The Corporation may not be able to complete its acquisition of ezlegin.com, or to integrate ezlogin.com and YRless into its current operations effectively. To date, the Corporation has not completed any other acquisitions and it may not be able to effectively do so in an effective manner. In addition, holdings of existing shareholders in the Corporation will be diluted if equity securities are issued in connection with any acquisition.

COMPETITION

    The widespread adoption of open industry standards, such as Wireless Application Protocol (WAP) specifications, may make it easier for new market entrants and existing competitors to introduce products that compete with the Corporation's product. In addition, competitors may market their products and services more effectively than the Corporation does, which could decrease demand for the Corporation's product and cause its revenue to decline. Currently, the Corporation's competitors include:

    - financial institutions that develop their own in-house solutions;

    - software vendors focused on financial institutions;

    - wireless and other network service providers that provide their customers with wireless financial services; and

    - software and services vendors and portals that provide the infrastructure to link devices to carriers and the Internet and to enable other wireless applications.

    The Corporation may also face competition in the future from established companies who have not previously entered the market for wireless data services and Internet-related services. Barriers to entry in the software market are relatively low, and it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, many of the Corporation's competitors have greater resources, which may enable them to penetrate the market more quickly.

INTERNATIONAL OPERATIONS

    The Corporation is expanding its activities outside the U.S. and Canada. The Corporation's plans to expand internationally may be adversely affected by a number of risks, including:

    - difficulties in localizing its product and services for foreign markets;

    - challenges in staffing and managing foreign operations;

    - difficulties in establishing relationships with local partners;

    - restrictions on the export of encryption and other technologies;

    - recessionary environments in foreign economies, particularly in Asian countries and in the financial services sector; and

    - longer payment cycles.

    FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES

    The Corporation's expanding operations outside the U.S. and Canada are, in some instances, conducted in currencies other than the U.S. dollar and fluctuations in the value of foreign currencies relative to the U.S. dollar (including the value of the Canadian dollar, as the Corporation's principal offices and staff generate Canadian dollar denominated expenses) could cause currency exchange losses. The Corporation cannot predict the effect of exchange rate fluctuations upon future operating results.

MANAGEMENT AND OTHER QUALIFIED PERSONNEL

    The Corporation's future success will depend in large part on the ability to recruit and retain experienced research and development, sales and marketing, customer service and management personnel. In particular, future success depends in part on the continued services of the Corporation's current executive officers. If the

Corporation does not attract and retain such personnel, it may not be able to grow its business. Competition for qualified personnel is intense in the industry. In the past, the Corporation has experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. The Corporation is in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that its customers demand. The Corporation expects competition for qualified personnel to remain intense, and that it may not succeed in attracting or retaining sufficient personnel. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if it invests significant resources to recruit, train and retain qualified personnel, the Corporation may not be successful in its efforts.

DEFECTS OR ERRORS IN SOFTWARE

    The software that the Corporation develops is complex and must meet the stringent technical requirements of its customers. The Corporation must develop its product quickly to keep pace with the rapidly changing industry in which it operates. Software products that are as complex as those of the Corporation are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. In addition, the Corporation's software may not properly operate when integrated with the systems of some customers, or when used to deliver services to a large number of a customer's subscribers.

    While the Corporation continually tests its product for errors and works with customers through its customer support services to identify and correct bugs, errors in its product may be found in the future. Testing for errors is complicated in part because it is difficult to simulate or anticipate the computing environments in which the Corporation's customers use its product. The Corporation's software may not be free from errors or defects even after it has been tested, which could result in the rejection of its product and damage to its reputation, as well as lost revenue, diverted development resources, and increased support costs.

PRODUCT LIABILITY CLAIMS

    The Corporation may be subject to claims for damages related to any errors in its product. A major product liability claim could materially adversely affect the business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to the Corporation's reputation. The Corporation's license agreements with its customers contain provisions designed to limit exposure to potential product liability claims. Limitation of liability provisions contained in the Corporation's license agreements may not be effective under the laws of some jurisdictions if local laws treat them as unenforceable. As a result, the Corporation could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims.

PUBLIC KEY INFRASTRUCTURE

    The Corporation expects that the use of public key infrastructure (PKI), an emerging technology which facilitates user identity authentication and non-repudiation of transactions, will be used by financial institutions' customers and by competitors. If the Corporation does not succeed in integrating PKI into its solution, its product may not be attractive to potential customers because of their security concerns. If PKI becomes a widely used standard and the Corporation's product does not use that standard, the Corporation may be at a competitive disadvantage.

ENCRYPTION TECHNOLOGY

    The U.S. and Canadian governments generally limit the export of encryption technology, which the Corporation's product incorporates. A variety of cryptographic products generally require export approvals from certain U.S. government agencies in the case of exports from the U.S., and from Canadian government agencies in the case of exports from Canada, although there are currently no restrictions on exports of these products from Canada into the U.S. If any export approval that the Corporation receives is revoked or modified, if its software is unlawfully exported or if the U.S. or the Canadian government adopts new legislation or regulations restricting export of software and encryption technology, the Corporation may not be able to distribute its solution to potential customers, which will cause a decline in sales. The Corporation may need to incur significant costs and divert resources in order to develop replacement technologies or may need to adopt inferior substitute technologies to satisfy these export restrictions. These replacement or substitute technologies may not be the preferred security technologies of the Corporation's customers, in which case its business may not grow. In addition, the Corporation may suffer similar consequences if the laws of any other country limit the ability of third parties to sell encryption technologies to the Corporation.

RELIANCE ON THIRD PARTY SOFTWARE, TECHNOLOGY AND CONTENT

    The Corporation must now, and may in the future, license or otherwise obtain access to the intellectual property of third parties. For example, the Corporation has entered into a license agreement with Certicom and Consensus for use of their encryption technology. The Corporation has also entered into license agreements with third party content providers. In addition, the Corporation uses, and will use in the future, certain third party software that may not be available in the future on commercially reasonable terms, or at all. For example, the Corporation could lose its ability to use this software if the rights of its suppliers to license it were challenged by individuals or companies that asserted ownership of these rights. The loss of, or inability to maintain or obtain, any required intellectual property could require the Corporation to use substitute technology, which could be more expensive or of lower quality or performance, or force the Corporation to cease offering its product. Moreover, some of its license agreements are non-exclusive and, therefore, the Corporation's competitors may have access to the same technology used by the Corporation.

INTELLECTUAL PROPERTY

    The Corporation depends on its ability to develop and maintain the proprietary aspects of its technology. The Corporation seeks to protect its software, documentation and other written materials under trade secret and copyright laws, as well as confidentiality provisions in contracts with its customers, all of which afford limited protection. The Corporation also seeks to protect its proprietary technology under patent laws. The Corporation has applied for patents, although none have been issued to date. The Corporation has also applied for several trademark registrations for its trademarks, including "724 Solutions", "724 Solutions & Arrows Design", "724 Solutions Financial Services Platform", "Tellmewhen", "Tellmewhen.com", "Secureofx", "Poet" and "E-Anywhere" in Canada and "724 Solutions", "724 Solutions & Design", "Dimecuando" and "Dimecuando.com" in the United States. The Corporation has also applied for registration of the trademark "724 Solutions" in the United Kingdom, Japan and Australia. To date, none of these patents have been issued and none of these trademarks have been registered.

    Despite the measures the Corporation has taken to protect its intellectual property, the Corporation cannot assure that these steps will be adequate, that it will be able to secure patent or trademark registrations for all of its patent applications or trademarks, respectively, in Canada, the U.S. or other countries, or that third parties will not breach the confidentiality provisions in its contracts or infringe or misappropriate its copyrights, pending patents, trademarks and other proprietary rights. In the event that a third party breaches the confidentiality provisions in the Corporation's contracts or misappropriates or infringes on its intellectual property, it may not have adequate remedies. In addition, third parties may independently discover or invent competing technologies or reverse engineer the Corporation's trade secrets, software or other technology. Moreover, the laws of some foreign countries may not protect the Corporation's proprietary rights to the same extent as do the laws of the U.S. and Canada. Therefore, the measures the Corporation is taking to protect its proprietary rights may not be adequate.

    Although the Corporation is not currently aware of any claims asserted by third parties that it infringed on their intellectual property, in the future third parties may assert a claim that the Corporation's current or future products infringe on their intellectual property. The Corporation cannot predict whether third parties will assert these types of claims against it or against the licensors of technology licensed to it, or whether those claims will harm the business. If the Corporation is forced to defend against these types of claims, whether they are with or without any merit or whether they are resolved in favor of or against it or its licensors, the Corporation may face costly litigation and diversion of management's attention and resources. As a result of these disputes, the Corporation may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may not be available on acceptable terms, or at all, which could increase expenses or make the Corporation's product less attractive to customers.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products of the Corporation were coded to accept only two-digit entries in date code fields. Both before and after the year 2000, these date code fields will need to accept four-digit entries to enable the computer systems and software products to distinguish 21(st) Century dates from 20(th) Century dates. Any of the Corporation's computer programs or hardware that have date-sensitive software or embedded computer chips which have not been upgraded to be compliant with the requirements of the year 2000 changeover may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to properly process transactions internally or in conjunction with external computer systems on which the Corporation depends to provide customers with its product and services. Although the Corporation has not suffered from any of these types of events following the change to calendar year 2000, it may in the future.

    The year 2000 requirements affect the computers, software and other equipment that uses, operates or maintains for its operations. Substantially all the Corporation's software was developed after awareness of these issues became widespread in the software industry, such that the Corporation's software was designed with reference to preventing year 2000-related difficulties from arising. Nonetheless, the Corporation has adopted an internal policy to ensure that its product remains year 2000 compliant. The Corporation has conducted interface testing with all other products with which its product interacts to determine if there are areas where the interfaces themselves are not year 2000 compliant. The Corporation has taken practical measures, implementing a program of year 2000 awareness procedures for its employees, customers and licensors to verify that all necessary procedures have been undertaken and to ensure that its document management processes are constantly reviewed to ensure year 2000 compliance. To the best of the Corporation's knowledge, none of its internal systems or equipment which are necessary for the conduct of the Corporation's business has any defects, errors or deficiencies relating to the year 2000 which are not capable of being remedied, and all expenses associated with this remedial work have been fully provided for in the Corporation's business plan.

    The Corporation has taken steps to ensure that its non-information technology systems are year 2000 compliant. In particular, the Corporation established plans to ensure that its critical systems, including its electoral power, communications and payroll systems, would not be impaired as a result of issues relating to the year 2000. The Corporation also devised an internal communication plan and a contingency plan, which designated certain individuals to respond to particular year 2000-related problems if one occurred.

AVAILABILITY OF CAPITAL

    The Corporation may not have sufficient capital to fund its operations and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely impact the Corporation's ability to respond to competitive pressures or prevent it from conducting all or a portion of its planned operations. The Corporation expects that the net proceeds from its initial public offering and cash on hand will be sufficient to meet its working capital and capital expenditure needs for at least the next 12 months. After that, the Corporation may need to raise additional funds, and additional financing may not be available on acceptable terms, if at all. The Corporation may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies. If the Corporation issues additional equity securities to raise funds, the ownership percentage of existing shareholders of the Corporation will be reduced.

TAX LIABILITY FOR SHAREHOLDERS

    If at any time the Corporation qualifies as a passive foreign investment company under U.S. tax laws, investors may be subject to adverse tax consequences. The Corporation could be a passive foreign investment company if 75% or more of its gross income in any year is considered passive income for U.S. tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, the Corporation could be classified as a passive foreign investment company if the average percentage of its assets during any year that produced passive income, or that were held to produce passive income, is at least 50%. If the Corporation is classified as a passive foreign investment company, and if shareholders sell any of their common shares or receive some types of distributions from the Corporation, they may have to pay taxes that are higher than if the Corporation were not considered a passive foreign investment company. It is impossible to predict how much shareholders' taxes would increase, if at all.

    Based on the nature of its revenue and its anticipated corporate structure, the Corporation may be treated as a passive foreign investment company. To determine whether the Corporation is a passive foreign investment company, it will be required to examine each year its revenue and expenses and the value of its assets. The tests are complex and require, among other things, that the Corporation determine how much of its income from its license agreements each year will be passive income. The Corporation does not have the necessary data to determine whether these tests will be met for the year 2000 or future years, nor can it predict whether the tests are likely to be met. Moreover, the manner in which the tests apply to the Corporation's business is not certain.

    Each investor in the Corporation's common shares is urged to consult his, her or its own tax advisor to discuss the potential consequences to such investor if at any time the Corporation qualifies as a passive foreign investment company.

ABILITY TO ISSUE PREFERRED SHARES

    The Corporation's ability to issue preferred shares could make it more difficult for a third party to acquire the Corporation to the detriment of holders of common shares. Provisions in the Corporation's articles of incorporation may make it difficult for a third party to acquire control of it, even if a change in control would be beneficial to its shareholders. The Corporation's articles authorize its board to issue, at its discretion, an unlimited number of preferred shares. Without shareholder approval, but subject to regulatory approval in certain circumstances, the board has the authority to attach special rights, including voting or dividend rights, to the preferred shares. Preferred shareholders who possess these rights could make it more difficult for a third party to acquire the Corporation.

RISK FACTORS RELATED TO THE CORPORATION'S INDUSTRY

GROWTH OF THE INTERNET

    The Corporation's future success is substantially dependent on continued growth in the use of the Internet. The Corporation's business may be adversely impacted if the number of users of the Internet does not increase or if commerce over the Internet does not become more accepted and widespread. The use and acceptance of the Internet may not increase for a number of reasons, including the cost and availability of Internet access.

    Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not become a viable and widespread commercial medium, the Corporation will not be able to grow its business.

GROWTH OF WIRELESS DATA SERVICES

    The markets for wireless data services and related products are still emerging, and continued growth in demand for, and acceptance of, these services remains uncertain. The Corporation's solution depends on the acceptance of wireless data services and Internet-enabled devices in the commercial and financial markets. Current barriers to market acceptance of these services include cost, reliability, platform and distribution channel constraints, safety, functionality and ease of use. The Corporation cannot be certain that these barriers will be overcome. Since the market for the Corporation's solution is new and evolving, it is difficult to predict the size of this market or its future growth rate, if any. The Corporation's future financial performance will depend in large part upon the continued demand for on-line financial services through wireless application devices. The Corporation cannot assure that a sufficient volume of subscribers will demand financial services or will seek financial services provided through the Internet on wireless application devices. If the market for wireless on-line financial services grows more slowly than the Corporation currently anticipates, revenue may not grow.

CONSUMER CONFIDENCE IN THE SECURITY OF ON-LINE FINANCIAL TRANSACTIONS

    Consumers will not adopt on-line financial services if they are not confident that financial transactions over the Internet can be undertaken securely and confidentially. Although there is security technology currently available for on-line transactions, many Internet users do not use the Internet for commercial transactions because of continued security concerns. These concerns may be heightened by well-publicized security breaches of any Internet-related service, which could deter consumers from adopting the services provided by the Corporation's solution. If consumers do not gain confidence in the security for on-line financial transactions that the current technologies provide, revenue will not increase.

GOVERNMENT REGULATIONS

    The Corporation is not currently subject to direct regulation by any governmental agency, other than regulations applicable to businesses generally and laws and regulations directly applicable to access to, or commerce on, the Internet. However, a number of legislative and regulatory proposals under consideration by federal, state, provincial, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including but not limited to, on-line content, user privacy, taxation, access charges and liability for third-party activities. Additionally, it is uncertain how existing laws governing issues such as property ownership, copyright, trade secrets, libel and personal privacy will be applied to the Internet. The adoption of new laws or the broader application of existing laws may expose the Corporation to significant liabilities and additional operational requirements and may decrease the growth in the use of the Internet, which could in turn decrease the demand for its product and increase the cost of doing business.

RISK FACTORS RELATED TO OWNERSHIP AND TRADING MARKET

CONCENTRATION OF SHARE OWNERSHIP

    As of March 31, 2000, the Corporation's five principal shareholders, including entities affiliated with members of the management team, held more than 75% of the Corporation's outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to shareholders.

VOLATILITY OF STOCK PRICE

    Stock markets have recently experienced extreme price and volume fluctuations, particularly for the shares of technology companies. Since the Corporation's initial public offering, the market value of its common shares has fluctuated significantly. These fluctuations are often unrelated to the operating performance of particular companies, including the Corporation. The broad market fluctuations may adversely affect the market price of the Corporation's common shares. This may adversely affect the ability of the Corporation to use its common shares as consideration in acquisition transactions. In addition, when the market price of a company's stock drops significantly, shareholders often commence securities class action lawsuits against that company. A lawsuit against the Corporation could cause it to incur substantial costs and could divert the time and attention of management and other resources.

FUTURE SALES OF COMMON SHARES

    If the Corporation's shareholders sell substantial amounts of common shares in the public market, the market price of the common shares could fall. The perception among investors that these sales will occur could also produce this effect. Subject to applicable securities laws and after giving effect to lock-up agreements executed by the Corporation's directors, executive officers and existing shareholders, the common shares will be available for sale in the public market, and additional common shares issuable upon the exercise of stock options will be available for sale in Canada upon the expiration of the applicable period after the Corporation's initial public offering and in the United States once the Corporation files a registration statement relating to its stock option plans. In addition, holders of approximately 21.4 million of the Corporation's common shares, acting as a group, may require the Corporation to qualify a prospectus for, or effect the registration of, all or part of those common shares beginning in September 2000.

            CERTAIN INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    Statements under Item 1, Item 7, Item 9 and elsewhere in this report about the Corporation's future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the Corporation's forward-looking statements. These factors include, among others, those listed under "Item 1.--Risk Factors" or described elsewhere in this report.

    In some cases, forward-looking statements can be identified by the use of words such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

    Although the Corporation believes that the expectations reflected in its forward-looking statements are reasonable, the Corporation cannot guarantee future results, levels of activity, performance or achievements or other future events. The Corporation is under no duty to update any of its forward-looking statements after the date of this document, other than as required by law. Undue reliance should not be placed on forward-looking statements.

ITEM 2. DESCRIPTION OF PROPERTY.

    Pursuant to lease agreements, the operations of the Corporation are located at the following principal facilities:

                                                                     APPROXIMATE
LOCATION                                          OPERATIONS         SQUARE FEET   LEASE EXPIRATION DATE
--------                                     ---------------------   -----------   ---------------------
Toronto, Ontario...........................  Corporate Head Office     102,032     May 31, 2005
4101 Yonge Street, Suite 702

San Francisco, CA..........................  Sales Office                2,706     February 29, 2004
1 Market, Steuart Tower
  Suite 1475

London, England............................  Sales Office                  200     November 7, 2000
No. 1 Poultry Lane
  Suite 208

New York, NY...............................  Sales Office                  150     April 30, 2001
245 Park Avenue, 39(th) Floor

Sydney, Australia..........................  Sales Office                  200     January 31, 2001
Level 20, Tower 2
  Darling Park, 201 Sussex Street

Tokyo, Japan...............................  Sales Office                  180     January 31, 2001
Kamiyacho Mori Building,
  14(th) Floor, 4-3-20
  Toranomon Minato-ku

ITEM 3. LEGAL PROCEEDINGS.

    The Corporation was not during the year ended December 31, 1999 subject to any material legal proceedings and it is not currently subject to any material legal proceedings. There are no material proceedings to which any director, officer or affiliate of the Corporation, or any associate of any such director, officer, or affiliate of the Corporation is a party adverse to the Corporation or its subsidiaries.

ITEM 4. CONTROL OF REGISTRANT.

    To the knowledge of the directors and officers of the Corporation, the Corporation is not directly or indirectly owned or controlled by any other corporation or foreign government.

    To the knowledge of the directors and officers of the Corporation, as at March 31, 2000, the only shareholders of the Corporation beneficially owning or exercising control or direction over more than 5% of the common shares of the Corporation are as follows:

                                                                NUMBER OF
NAME OF SHAREHOLDER                                           COMMON SHARES   PERCENT OF CLASS
-------------------                                           -------------   ----------------
Gregory Wolfond(1)..........................................
Toronto, Ontario                                                8,000,000           21.9%

Sonera Corporation(2).......................................
Helsinki, Finland                                               6,400,000           17.5%

Citigroup Inc.(3)...........................................
New York, NY                                                    6,400,000           17.5%

Bank of Montreal............................................
Toronto, Ontario                                                3,428,570            9.4%

Bank of America Corporation.................................
Charlotte, NC                                                   3,200,000            8.8%

All directors and officers as a group (14 persons)(4).......    9,059,842           24.8%

------------

Notes:

(1) These shares are held of record by privately-held entities of which Mr. Wolfond is the majority shareholder or has the sole power to vote and to direct the disposition of their shares.

(2) These shares are held of record by SmartTrust Holding B.V., a subsidiary of Sonera Corporation.

(3) These shares are held of record by Citicorp Strategic Technology Corporation, a subsidiary of Citigroup Inc.

(4) Includes 917,996 common shares that are issuable upon the exercise of options that are presently vested or that vest prior to May 31, 2000.

    The directors and officers of the Corporation are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Corporation.

ITEM 5. NATURE OF THE TRADING MARKET

    The common shares of the Corporation are listed on The Toronto Stock Exchange under the symbol "SVN" and the NASDAQ National Market under the symbol "SVNX". The high and low sales prices for the common shares of the Corporation during the first quarter of fiscal 2000 are as follows:

MARKET                               HIGH (FEBRUARY 1, 2000)            LOW (MARCH 1, 2000)
------                           -------------------------------  -------------------------------
The Toronto Stock Exchange.....  Cdn. $337.00 (U.S. $232.93)      Cdn. $92.50 (U.S. $63.93)
The NASDAQ National Market.....  U.S. $232.00                     U.S. $63.95

    As of March 31, 2000, approximately 18 of the holders of record of the Corporation's common shares had addresses in the U.S., and these holders held 35.53% of the total issued and outstanding common shares of the Corporation.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

    The Corporation's business is regulated by Canadian federal, provincial and local authorities as well as foreign authorities in applicable jurisdictions. There are no federal or provincial laws applicable to the Corporation in Canada that affect its remittance of dividends, interest or other payments to nonresident holders of its common shares, except as set forth in the "Taxation" section herein. In addition, there are no limitations under such laws on the right of nonresidents of Canada or foreign owners to hold or vote the Corporation's common shares, except for transactions involving or being deemed to involve an acquisition of control, which require compliance with the INVESTMENT CANADA ACT.

ITEM 7. TAXATION.

CERTAIN INCOME TAX CONSEQUENCES

    In this section, the Corporation summarizes certain of the U.S. and Canadian federal income tax considerations that may be relevant to holders of the Corporation's common shares who acquired their shares in the initial public offering, and that may be relevant to subsequent purchasers of common shares, who:

    - are U.S. persons within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), including a purchaser who, or that, is a citizen or resident of the U.S., a corporation or partnership created or organized under the laws of the U.S. or any political subdivision thereof or therein, an estate (the income of which is subject to U.S. federal income tax regardless of the source), or a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust;

    - for purposes of the INCOME TAX ACT (Canada) (the "INCOME TAX ACT") and the Canada-U.S. Income Tax Convention (1980) (the "Convention"), are resident in the U.S. and are not nor are deemed to be resident in Canada;

    - hold the Corporation's common shares as capital assets for purposes of the Internal Revenue Code and capital property for purposes of the INCOME TAX ACT; and

    - deal at arm's length with the Corporation for purposes of the INCOME TAX ACT and the Internal Revenue Code.

    For purposes of this discussion, the Corporation will refer to beneficial owners of common shares who satisfy the above conditions as "Unconnected U.S. Shareholders". Such persons do not include, and this summary does not apply to, persons who are "financial institutions" as defined in Section 142.2 of the INCOME TAX ACT and non-resident insurers that carry on business in Canada and elsewhere.

    The Corporation will assume, for the purposes of this discussion, that a shareholder is an Unconnected U.S. Shareholder. The tax consequences to a purchaser of common shares who is not an Unconnected U.S. Shareholder may differ substantially from the tax consequences discussed in this section. This discussion does not purport to deal with all aspects of U.S. or Canadian federal income taxation that may be relevant to particular Unconnected U.S. Shareholders or to certain classes of Unconnected U.S. Shareholders who are subject to special treatment under the U.S. or Canadian federal income tax laws, including, but not limited to, Unconnected U.S. Shareholders who own, actually or constructively, 10% or more of the total combined voting power of all classes of the Corporation's shares, financial institutions, dealers in securities, banks, insurance companies, tax-exempt organizations, broker-dealers, individual retirement and other tax-deferred accounts, U.S. persons whose functional currency (as defined in Section 985 of the Internal Revenue Code) is not the U.S. dollar, and Unconnected U.S. Shareholders holding common shares as part of a "straddle", "hedge" or "conversion transaction".

    This discussion is based upon:

    - the INCOME TAX ACT and regulations under the INCOME TAX ACT;

    - the Internal Revenue Code and existing and proposed regulations under the Internal Revenue Code;

    - the Convention;

    - the current administrative policies and practices published by Canada Customs and Revenue Agency;

    - all specific proposals to amend the INCOME TAX ACT and the regulations under the INCOME TAX ACT that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof;

    - the administrative rulings, practice and policies of the U.S. Internal Revenue Service (the "IRS"); and

    - applicable U.S. and Canadian judicial decisions,

all as of the date hereof and all of which are subject to change (possibly on a retroactive basis) and differing interpretation. This discussion does not consider the potential effects of any proposed legislation in the U.S. and does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the U.S. or foreign jurisdictions, which may differ from the tax consequences described below.

    THIS DISCUSSION IS MERELY A GENERAL DESCRIPTION OF THE U.S. AND CANADIAN FEDERAL INCOME TAX CONSIDERATIONS MATERIAL TO A PURCHASE OF COMMON SHARES AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PERSON PURCHASING COMMON SHARES. THIS DISCUSSION DOES NOT DEAL WITH ALL POSSIBLE TAX CONSEQUENCES RELATING TO AN INVESTMENT IN THE CORPORATION'S COMMON SHARES. THE CORPORATION HAS NOT TAKEN INTO ACCOUNT ANY SHAREHOLDER'S PARTICULAR CIRCUMSTANCES AND DOES NOT ADDRESS ALL CONSEQUENCES TO A SHAREHOLDER UNDER PROVISIONS OF U.S. OR CANADIAN INCOME TAX LAWS. THEREFORE, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES IN APPLICABLE LAWS.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

    Each Unconnected U.S. Shareholder generally will be required to include the U.S. dollar value of any dividend distribution received by such shareholder on the common shares in ordinary income to the extent of the Corporation's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar value of any distribution received in Canadian dollars will be determined based on the spot exchange rate for the date of receipt. The amount of the distribution required to be included in gross income will be determined without reduction for Canadian withholding tax. Therefore, in the event that the distribution is subject to Canadian withholding tax, Unconnected U.S. Shareholders generally will be required to report gross income in an amount greater than the amount of cash received. To the extent any dividend distribution paid by the Corporation exceeds its current and accumulated earnings and profits, each Unconnected U.S. Shareholder's pro rata share of the excess amount will be treated first as a return of capital up to such shareholder's adjusted tax basis in the Corporation's common shares (with a corresponding reduction in basis), and then as a gain from the sale or exchange of the common shares. Unconnected U.S. Shareholders should consult their tax advisors regarding the tax treatment of foreign currency gain or loss, if any, on Canadian dollars received. Dividends paid by the Corporation on its common shares generally will not be eligible for the "dividends received" deduction.

    Subject to certain conditions and limitations, Unconnected U.S. Shareholders may be entitled to claim a credit for U.S. federal income tax purposes in an amount equal to the U.S. dollar value of any Canadian taxes withheld on any distributions that the Corporation makes. Alternatively, Unconnected U.S. Shareholders may in some circumstances claim a deduction for the amount of Canadian tax withheld in a taxable year, but only if such shareholders do not elect to claim a foreign tax credit in respect of any foreign taxes paid in that year. In general, an Unconnected U.S. Shareholder's amount of allowable foreign tax credits in any year cannot exceed such shareholder's regular U.S. federal income tax liability for the year attributable to certain foreign source income. Because distributions in excess of the Corporation's current and accumulated earnings and profits generally will not give rise to foreign source income, Unconnected U.S. Shareholders may be unable to claim a foreign tax credit in respect of Canadian withholding tax imposed on the excess amount unless, subject to applicable limitations, such shareholders have other foreign source income. However, limitations on the use of foreign tax credits generally will not apply to an electing individual Unconnected U.S. Shareholder whose creditable foreign taxes during a tax year do not exceed $300 ($600 for joint filers) if such individual's gross income for the tax year from non-U.S. sources consists solely of certain items of "passive income" reported on a "payee statement" furnished to the Unconnected U.S. Shareholder. In addition, an Unconnected U.S. Shareholder will be denied a foreign tax credit with respect to taxes withheld from dividends received on the common shares to the extent such Unconnected U.S. Shareholder has not held the common shares for a minimum period or to the extent such Unconnected U.S. Shareholder is under an obligation to make certain related payments with respect to substantially similar or related property. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Unconnected U.S. Shareholders should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

    Each Unconnected U.S. Shareholder generally will recognize gain or loss on the sale, exchange or other disposition of common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or disposition and such shareholder's adjusted tax basis in the common shares. Any gain or loss recognized by an Unconnected U.S. Shareholder upon the sale, exchange or disposition of common shares held as capital assets generally will be long-term or short-term capital gain or loss, depending on whether the shares have been held by such shareholder for more than one year. Gain or loss resulting from a sale, exchange or disposition of the common shares generally will be U.S. source for U.S. foreign tax credit purposes unless it is attributable to an office or other fixed place of business outside the U.S. and other conditions are met.

    Dividend payments with respect to the common shares and proceeds from the sale, exchange or disposition of common shares may be subject to information reporting to the IRS and possible U.S. backup withholding tax at a rate of 31%. Backup withholding will not apply, however, to an Unconnected U.S. Shareholder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, an Unconnected U.S. Shareholder will provide such certification on IRS Form W-9. Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate form for refund with the IRS.

PASSIVE FOREIGN INVESTMENT COMPANIES

    The rules governing "passive foreign investment companies" can have significant tax effects on Unconnected U.S. Shareholders. If the Corporation is a passive foreign investment company for any taxable year in which an Unconnected U.S. Shareholder owns its common shares, the U.S. federal income tax consequences to such holder of owning and disposing of such common shares may differ from those described above. The Corporation will be classified as a passive foreign investment company for any taxable year if either:

    - 75% or more of the Corporation's gross income is "passive income", which generally includes interest, dividends, some types of rents and royalties and gains from the sale or exchange of assets that produce passive income; or

    - the average percentage, by fair market value, or, in some cases, by adjusted tax basis, of the Corporation's assets that produce or are held for the production of "passive income" is 50% or more.

    In the event that the Corporation is a passive foreign investment company, distributions by the Corporation which constitute "excess distributions", as defined in Section 1291 of the Internal Revenue Code, and gains from the disposition of the Corporation's common shares are subject to special rules, pursuant to which an Unconnected U.S. Shareholder generally must allocate the gain or excess distribution ratably to each day in such holder's holding period for the common shares. The portion of the gain or excess distribution allocated to the taxable year in which the gain was recognized or the excess distribution was received and any taxable year during which the Corporation was not a passive foreign investment company would be taxed as ordinary income for the current year. The portion of the gain or excess distribution allocated to each of the other taxable years would be subject to tax at the maximum ordinary income tax rate in effect for such taxable year and an interest charge would be imposed on the resulting tax liability determined as if that liability had been due with respect to that prior year. In general, an excess distribution is that portion of the total distributions, including a return of capital, received by an Unconnected U.S. Shareholder in a taxable year in excess of 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three immediately preceding taxable years, or such Unconnected U.S. Shareholder's holding period, if shorter. The tax and interest charge on amounts allocated to the taxable years during which the Corporation is a passive foreign investment company, other than the taxable year in which the gain was recognized or excess distribution was received, would be includable in the holder's U.S. federal income tax liability for the current taxable year. This portion of an Unconnected U.S. Shareholder's tax liability could not be offset by net operating losses, and gains (but not losses) realized on the sale of the common shares could not be treated as capital in nature, notwithstanding that the common shares were held as capital assets. However, if an Unconnected U.S. Shareholder makes a timely election to treat the Corporation as a qualified electing fund under section 1295 of the Internal Revenue Code, and if other requirements are satisfied, the above described rules generally will not apply. Instead, the Unconnected U.S. Shareholder would include annually in his gross income his pro rata share of the Corporation's ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. Tax on the income resulting from the qualified electing fund election, however, may be deferred, subject to an interest charge imposed on such tax when due.

    In addition, subject to specific limitations, Unconnected U.S. Shareholders owning actually or constructively marketable shares in a passive foreign investment company may, in certain circumstances, make an election under section 1296 of the Internal Revenue Code to mark that stock to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark to market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses.

    An Unconnected U.S. Shareholder who beneficially owns shares of a passive foreign investment company must file an annual return with the IRS.

    Based upon the nature of the Corporation's revenue and its anticipated corporate structure, it may be treated as a passive foreign investment company. To determine whether the Corporation is a passive foreign investment company, it will be required to examine each year its revenue and expenses and the value of its assets. The tests are complex and require, among other things, that the Corporation determine how much of its income from its license agreements each year will be passive income. The Corporation does not have the necessary data to determine whether these tests will be met for the year 2000 or future years, nor can it predict whether the tests are likely to be met. Moreover, the manner in which the tests apply to the Corporation's business is not certain. Neither the Corporation nor its advisors have the duty, or will undertake, to inform holders of its common shares of a determination that the Corporation is or has become a passive foreign investment company, and the Corporation does not currently intend to take actions necessary to permit holders of its common shares to make a "qualified electing fund election" in the event the Corporation is determined to be a passive foreign investment company. Shareholders are urged to consult their own tax advisors with respect to the potential consequences if at any time the Corporation qualifies as a passive foreign investment company, including the advisability of making a mark to market election if such election is available.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    In this section, the Corporation summarizes the material anticipated Canadian federal income tax considerations relevant to ownership of common shares by an Unconnected U.S. Shareholder. This section will only apply to an Unconnected U.S. Shareholder who does not use or hold and is not deemed to use or hold the common shares in, or in the course of, carrying on a business in Canada for the purposes of the INCOME TAX ACT.

    Under the INCOME TAX ACT, an Unconnected U.S. Shareholder will generally be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the common shares unless the Unconnected U.S. Shareholder, persons with whom the Unconnected U.S. Shareholder did not deal at arm's length for the purposes of the INCOME TAX ACT, or the Unconnected U.S. Shareholder and such persons owned or had interests in or rights to acquire 25% or more of the Corporation's issued common shares of any class of the capital stock of the Corporation at any time during the five year period immediately preceding the disposition or deemed disposition. Where a capital gain realized on a disposition or deemed disposition of the Corporation's common shares is subject to tax under the INCOME TAX ACT, the Convention will exempt the capital gain from Canadian tax if, on the disposition of the Corporation's shares, the value of its common shares is not derived principally from real property situated in Canada. This relief under the Convention may not be available if the Unconnected U.S. Shareholder had a permanent establishment or fixed base available in Canada during the 12 months immediately preceding the disposition of the shares.

    Dividends paid, credited or deemed to have been paid or credited on the shares to Unconnected U.S. Shareholders will generally be subject to a Canadian withholding tax at a rate of 25% under the INCOME TAX ACT. Under the Convention, the rate of withholding tax generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are companies that beneficially own at least 10% of the Corporation's voting shares, the rate of withholding tax on dividends is reduced to 5%.

    The Canadian federal government does not currently impose any estate taxes or succession duties. However, on the death of an Unconnected U.S. Shareholder, there is generally a deemed disposition of the common shares held at that time for proceeds of disposition equal to the fair market value of the shares immediately before the time of death. Capital gains realized on the deemed disposition, if any, will generally have the income tax consequences described above.

ITEM 8. SELECTED FINANCIAL DATA.

    The Corporation's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles except as disclosed in note 11 to the Corporation's consolidated financial statements. The following selected consolidated financial data should be read with the "Management's Discussion and Analysis" section, and the Corporation's consolidated financial statements and notes appearing elsewhere in this document. The consolidated statements of operations data for the period from July 28, 1997 (inception) to December 31, 1997, for the years ended December 31, 1998 and December 31, 1999, and the consolidated balance sheets data as of December 31, 1997, 1998 and 1999, are derived from the Corporation's consolidated financial statements that have been audited by KPMG LLP.

                                                       PERIOD FROM
                                                      JULY 28, 1997
                                                      (INCEPTION) TO         YEAR ENDED           YEAR ENDED
                                                    DECEMBER 31, 1997    DECEMBER 31, 1998    DECEMBER 31, 1999
                                                    ------------------   ------------------   ------------------
                                                      (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
  Software development............................        $   --               $ 1,678             $  1,697
  Services........................................            --                   208                1,169
Less: Stock-based compensation related to
    software development..........................            --                (1,395)              (1,644)
                                                          ------               -------             --------
    Net revenue...................................            --                   491                1,222
Operating expenses:
  Cost of services revenue........................            --                    61                1,890
  Research and development........................            44                 2,277                7,536
  Sales and marketing.............................            39                   412                2,688
  General and administrative......................            82                   547                3,938
                                                          ------               -------             --------
    Total operating expenses......................           165                 3,297               16,097
                                                          ------               -------             --------
    Income (loss) from operations.................          (165)               (2,806)             (14,875)
Interest income...................................            10                   107                1,044
                                                          ------               -------             --------
    Income (loss) before income taxes.............          (155)               (2,699)             (13,831)
Income taxes......................................            --                    --                   --
                                                          ------               -------             --------
    Net income (loss).............................        $ (155)              $(2,699)            $(13,831)
                                                          ======               =======             ========
Basic and diluted net income (loss) per share.....        $(0.06)              $ (0.47)            $  (0.82)
                                                          ======               =======             ========
Shares used in computing basic and diluted net
  income (loss) per share (in thousands)..........         2,752                 5,784               16,887
                                                          ======               =======             ========

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
                                                              (IN THOUSANDS OF U.S. DOLLARS,
                                                                EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents...................................   $1,299     $2,976    $65,287
Working capital.............................................    1,267      2,333     64,827
Total assets................................................    1,321      3,892     73,242
Total shareholders' equity..................................    1,288      3,193     62,168

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

    The Corporation was established in July 1997 to conceive, design and deliver an Internet infrastructure solution that enables financial institutions to deliver financial information and services using a broad range of Internet-enabled devices. Its technology may be adapted for use by other types of online merchants and for other applications.

    For the period from July 1997 to May 1999, the Corporation was in a development phase, conducting research and developing its product. In May 1999, the Corporation launched its product on a trial basis with a limited number of customers of the Bank of Montreal. During the trial, these customers were able to access banking and brokerage services and lifestyle content, including news, stock quotes, weather, lottery results and horoscopes, through Internet-enabled devices, specifically PalmPilot connected organizers and mobile phones. This trial was completed in September 1999. During the period from May 1999 through December 1999, the Corporation filled key management positions in its sales and marketing departments, attracted Bank of America, Citigroup and Sonera Corporation as investors, entered into license agreements with Bank of America, Wells Fargo and Citigroup, and continued to develop its product. The Corporation's headcount grew to 183 employees as of December 31, 1999 from 46 employees as of December 31, 1998.

    The Corporation's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles, except as disclosed in note 11 to the Corporation's consolidated financial statements.

SOURCES OF REVENUE

    The Corporation's primary sources of revenue are revenues generated under its license agreements and services revenue. Historically, the Corporation's services revenue has consisted primarily of implementation, customer service and maintenance fees. The Corporation is incurring upfront implementation costs to enable customers to implement its solutions more quickly. In the future, the Corporation expects its services revenue to also include amounts derived from the operation of its application hosting service, revenue sharing arrangements and commissions on e-commerce transactions.

    LICENSE FEES

    The Corporation's two initial license agreements were with Bank of Montreal and Bank of America, and used a fixed fee license model. Under this model, a customer pays the Corporation a fixed annual license fee in whole or part upon execution of the license agreement, and periodically thereafter during the term of the agreement. The use of this model helped provide the initial cash flow that was necessary to fund the Corporation's development and start-up costs.

    After raising additional capital in August 1999 through the issuance of common shares, the Corporation had the financial resources to forego this fixed fee license model in favor of a variable fee license model. The Corporation's agreement with Citigroup and the license for certain functionalities under the Wells Fargo agreement uses this model. The variable fee license model is based on a per user fee. The transition of the Corporation's revenue model from fixed fee to variable fee is expected to have two significant consequences: first, the Corporation will no longer receive large initial payments under its license agreements; and secondly, the Corporation expects its revenue stream will vary with the number of its customers' end users. The Corporation expects that these variable fees will be subject to a minimum quarterly payment, and expects to provide incentive discounts to its customers based on the number of their customers using its Financial Services Platform.

    Under the fixed fee license model, the Corporation recognizes revenue when it has executed an agreement with a customer, when delivery and acceptance have occurred, and when the collection of the related receivable is deemed probable. Under the variable fee license model, the Corporation commences the recognition of revenue when those same conditions have been satisfied. Under the variable fee license model, revenue from the minimum payments is recognized on a monthly basis. Revenue associated with user fees in excess of any minimum payments is recognized on a quarterly basis when the amount is determined.

    In the years ended December 31, 1999 and 1998, the Corporation's software development revenue consisted of amounts earned under its technology license agreement with Bank of Montreal, which agreement required it to perform the relevant research and development work on a best efforts basis. There were no specific product deliverables set forth under the agreement. The revenue relating to this contract is being recognized ratably over its term.

    IMPLEMENTATION AND CUSTOMER SERVICE FEES

    Revenue from implementation and customer services includes fees for implementation of the 724 Solutions Financial Services Platform, consulting and training services. The Corporation currently relies and expects to continue to rely on a combination of its own resources and third-party consulting organizations to deliver these services to its customers. Customers are charged a fee based on time and expenses. Revenue from implementation and customer service fees is recognized on a monthly basis as the services are performed.

    MAINTENANCE FEES

    The Corporation receives revenue from maintaining and servicing its product for its customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed fee license model, the maintenance revenues received will be deferred and recognized on a straight-line basis over the contract period. When associated with the variable fee license model, any minimum payments will be recognized on a monthly basis. Maintenance revenue in excess of any minimum payments will be recognized on a quarterly basis when the amount is determined.

    APPLICATION HOSTING SERVICE FEES

    Some of the Corporation's existing customers require it, and some of its potential customers may require it, to host and manage the server infrastructure and software platform as part of the implementation of its solution. The Corporation, beginning with its relationship with Exodus Communications, is currently building the capacity to provide this service. The Corporation plans to provide this service for a monthly fee based upon the number of each customers' users.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUE

    The Corporation's revenue, before the offset of stock-based compensation, increased to $2.9 million for the year ended December 31, 1999 from $1.9 million for the year ended December 31, 1998. The Corporation's software development revenue, before the offset of stock-based compensation, remained approximately the same at $1.7 million for the years ended December 31, 1999 and 1998. All software development revenue realized in 1999 and 1998 related to the Corporation's contract with Bank of Montreal. The Corporation's service revenue increased to $1.2 million for the year ended December 31, 1999 from $208,000 for the year ended December 31, 1998. This increase resulted from the Corporation's entry into additional contracts for consulting and software design services for implementations at Bank of Montreal, Bank of America and Wells Fargo.

    The Corporation signed technology license agreements with Bank of America and Wells Fargo in 1999, and will begin to recognize this revenue in 2000. In addition, the Corporation signed a technology license agreement with Citigroup in December 1999 under its variable user fee model. The Corporation anticipates that it will initially recognize the minimum monthly amounts in 2000 as Citigroup's customers begin to use services based upon the Corporation's Financial Services Platform and as various affiliates of Citigroup become licensees under this master agreement.

    STOCK-BASED COMPENSATION RELATED TO SOFTWARE DEVELOPMENT REVENUE

    Under the Corporation's subscription agreement with Bank of Montreal dated April 30, 1998, the Corporation granted an option to Bank of Montreal to subscribe for 2,428,570 common shares for Cdn.

$1.0 million. This option was only exercisable in the event that Bank of Montreal extended its technology license agreement for a second year. On the date the option was exercisable and exercised, the fair value of the 2,428,570 common shares was Cdn. $6.1 million, resulting in a stock-based compensation charge of Cdn. $5.1 million, or U.S. $3.3 million. This stock-based compensation charge is being attributed to the Corporation's software development revenue over the term of the technology license agreement ratably in proportion to the revenue recognized under the agreement. Stock-based compensation related to software development revenue increased to $1.6 million for the year ended December 31, 1999 from $1.4 million for the year ended December 31, 1998.

    OPERATING EXPENSES

    COST OF SERVICES REVENUE. The Corporation's cost of services revenue consists of salaries and related expenses for our application hosting services, consulting services, customer support, implementation and training services and an allocation of expenses related to facilities, administration and depreciation. It also includes payments to third parties contracted to provide consulting services to customers and software licensing expenses and royalties paid for integration of their software into the Corporation's Financial Services Platform.

    The Corporation's cost of services revenue increased to $1.9 million for the year ended December 31, 1999 from $61,000 for the year ended December 31, 1998. This increase was primarily related to the addition of implementation and customer service personnel to support additional customers in 1999. The increase in cost of services revenue also reflects amounts paid to third party consultants and software providers.

    RESEARCH AND DEVELOPMENT

    Research and development expenses consist primarily of compensation and related costs for research and development personnel, including independent contractors and consultants, software licensing expenses and royalties, and allocated operating expenses.

    Research and development expenses increased to $7.5 million for the year ended December 31, 1999 from $2.3 million for the year ended December 31, 1998. This increase largely reflects the addition of personnel to the Corporation's research and development department, primarily to support the second release of its software.

    SALES AND MARKETING. Sales and marketing expenses include compensation, public relations and advertising, trade shows, marketing materials and allocated operating expenses. Sales and marketing expenses increased to $2.7 million for the year ended December 31, 1999 from $412,000 for the year ended December 31, 1998. This increase is primarily attributable to the hiring of additional sales and marketing personnel, together with increased travel and related expenses. This increase reflects the opening of sales offices in San Francisco and London in 1999. The Corporation expects that its sales and marketing expenses will continue to increase as it expands internationally.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses include salaries and benefits for corporate personnel and other general and administrative expenses such as professional fees, facilities and travel, net of any allocation to the Corporation's research and development and sales and marketing departments. The Corporation's corporate staff includes several of its executive officers and its business development, financial planning and control, legal, human resources and corporate administration staff.

    The Corporation's general and administrative expenses increased to $4.0 million for the year ended December 31, 1999 from $547,000 for the year ended December 31, 1998, which reflects the increase in its corporate staff.

    TOTAL EXPENSES. The Corporation's total expenses were $16.1 million for the year ended December 31, 1999 compared to $3.3 million for the year ended December 31, 1998. The Corporation expects to incur additional expenses as it expands its operations to accommodate growth in its employee base both in Canada and elsewhere as it opens additional offices outside of Canada to support its customers' needs worldwide.

    DEPRECIATION AND AMORTIZATION. Total depreciation and amortization (excluding amortization of deferred stock-based compensation) increased to $752,000 for the year ended December 31, 1999 from $88,000 for the year ended December 31, 1998, reflecting the capital spending in computer workstations and software development tools used for R&D purposes.

    AMORTIZATION OF DEFERRED EMPLOYEE STOCK-BASED COMPENSATION

    In 1999, the Corporation accrued a $5.8 million deferred stock compensation charge related to employee stock options granted prior to its initial public offering. The Corporation will amortize the deferred employee stock-based compensation over the vesting period of these options, which is generally three years. Amortization of employee stock-based compensation was $165,000 for the year ended December 31, 1999 compared to $181,000 for the year ended
December 31, 1998. In 1998, the Corporation recognized $414,000 for deferred stock based compensation related to options that were granted to purchase 1,227,000 common shares under its stock option plans at a weighted average exercise price of $0.34 per share. The deferred stock-based compensation represents the difference between the exercise prices of options granted to acquire certain common shares and the deemed fair value for financial reporting purposes of the Corporation's common shares on the respective option grant dates. This deferred stock-based compensation will be amortized on a straight-line basis over the vesting periods of these options.

    INTEREST INCOME

    Interest income, which increased to $1.0 million for the year ended December 31, 1999 from $107,000 for the year ended December 31, 1998, was derived from cash and cash equivalent balances, representing primarily the unused portion of the proceeds from the Corporation's issuances of common shares.

    NET LOSS

    The Corporation recorded a net loss of $13.8 million for the year ended December 31, 1999 compared to $2.7 million for the year ended December 31, 1998. The loss per share, calculated using the weighted average number of shares outstanding, was $0.82 for the year ended December 31, 1999 compared to a loss per share of $0.47 for the year ended December 31, 1998. The Corporation's losses increased as it invested heavily in building its infrastructure. Research and development, along with sales and marketing activities, increased to meet the required delivery schedules for the Corporation's products and to establish customer relationships.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO PERIOD FROM JULY 28, 1997 (INCEPTION)
  TO DECEMBER 31, 1997

    The Corporation was established in July 1997 and therefore has a limited operating history for the period ended December 31, 1997. During this period, the Corporation commenced a market research study to develop strategies for financial institutions with respect to the use of the Internet and wireless services.

    REVENUE

    The Corporation did not have any revenue for the period ended December 31, 1997. The Corporation recognized $1.9 million of revenue, before the offset of stock-based compensation, for the year ended December 31, 1998, which included $1.7 million of software development revenue and $208,000 of services revenue. The Corporation's software development revenue consisted of fees under its agreement with Bank of Montreal, while its services revenue consisted of payments from Bank of Montreal for our consulting work.

    STOCK-BASED COMPENSATION RELATED TO SOFTWARE DEVELOPMENT
REVENUE. Stock-based compensation related to software development revenue was $1.4 million for the year ended December 30, 1998 and consisted of the ratable allocation of deferred stock-based compensation arising upon the exercise of the Bank of Montreal option.

    OPERATING EXPENSES

    COST OF SERVICES REVENUE. Cost of services revenue was $61,000 for the year ended December 31, 1998 and consisted of salaries and related expenses for the Corporation's consulting work.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased from $44,000 for the period ended December 31, 1997 to $2.3 million for the year ended December 31, 1998, as the Corporation hired 33 employees in connection with the initial release of its software.

    SALES AND MARKETING. Sales and marketing expenses increased from $39,000 for the period ended December 31, 1997 to $412,000 for the year ended December 31, 1998, reflecting the establishment of its sales and marketing department.

    General and Administrative. General and administrative expenses increased from $82,000 for the period ended December 31, 1997 to $547,000 for the year ended December 31, 1998, primarily as a result of the increase in the size of its corporate infrastructure.

    INTEREST INCOME

    Interest income, which increased from $10,000 for the period ended
December 31, 1997 to $107,000 for the year ended December 31, 1998, was derived from cash and cash equivalent balances, representing primarily the unused portion of the proceeds from its issuances of common shares.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters ended December 31, 2000, as well as the period from inception through December 31, 1997. The information has been derived from the Corporation's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this report and includes all adjustments consisting of only normal recurring adjustments necessary for fair presentation of information when read in conjunction with the Corporation's audited consolidated financial statements and related notes. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict the Corporation's future performance.

                                                                           1999
                                                                      QUARTER ENDED
                                                      ----------------------------------------------
1999                                                   MAR. 31     JUN. 30     SEPT. 30     DEC. 31    TOTAL YEAR
----                                                  ---------   ---------   ----------   ---------   -----------
                                                        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
Revenue
Software development................................   $   548     $   383     $   383      $   383     $  1,697
Services............................................        34          --         754          381        1,169
Less: Stock-based compensation related to software
  development revenue...............................      (531)       (371)       (371)        (371)      (1,644)
                                                       -------     -------     -------      -------     --------
Net revenue.........................................        51          12         766          393        1,222
Operating expenses
Cost of services revenue............................        --          20         799        1,071        1,890
Research and development............................     1,171       1,402       2,019        2,944        7,536
Sales and marketing.................................       207         303         624        1,554        2,688
General and administrative..........................       332         629       1,214        1,808        3,983
Total operating expenses............................     1,710       2,354       4,656        7,377       16,097
Income (loss) from operations.......................    (1,659)     (2,342)     (3,890)      (6,984)     (14,875)
Interest income.....................................        61          28         252          703        1,044
Net income (loss)...................................   $(1,598)    $(2,314)    $(3,638)     $(6,281)    $(13,831)
                                                       -------     -------     -------      -------     --------
Basic and diluted net income (loss) per share.......   $ (0.14)    $ (0.20)    $ (0.22)     $ (0.23)    $  (0.82)
Shares used in computing basic and diluted net
  income (loss) per share (in thousands)............    11,429      11,609      16,870       27,557       16,887
                                                       -------     -------     -------      -------     --------

                                              PERIOD FROM
                                                JUL. 28                   QUARTER ENDED
                                              (INCEPTION)   ------------------------------------------
                                              TO DEC. 31    MAR. 31    JUN. 30    SEPT. 30    DEC. 31    TOTAL YEAR
                                                 1997         1998       1998       1998        1998        1998
                                              -----------   --------   --------   ---------   --------   ----------
Revenue
Software development........................     $   --      $   --     $  419     $  630     $   629      $ 1,678
Services....................................         --         208         --         --          --          208
Less: Stock-based compensation related to
  software development revenue..............         --          --        (91)      (694)       (610)      (1,395)
                                                 ------      ------     ------     ------     -------      -------
Net revenue.................................         --         208        328        (64)         19          491
Operating expenses
Cost of services revenue....................         --          61         --         --          --           61
Research and development....................         44         124        372        638       1,143        2,277
Sales and marketing.........................         39          27         81        101         203          412
General and administrative..................         82          41        104        110         292          547
Total operating expenses....................        165         253        557        849       1,638        3,297
Income (loss) from operations...............       (165)        (45)      (229)      (913)     (1,619)      (2,806)
Interest income.............................         10          18         20         31          38          107
Net income (loss)...........................     $ (155)     $  (27)    $ (209)    $ (882)    $(1,581)     $(2,699)
                                                 ------      ------     ------     ------     -------      -------
Basic and diluted net income (loss) per
  share.....................................     $(0.06)     $(0.01)    $(0.04)    $(0.18)    $ (0.17)     $ (0.47)
                                                 ------      ------     ------     ------     -------      -------
Shares used in computing basic and diluted
  net income (loss) per share (in
  thousands)................................      2,752       4,000      4,667      5,000       9,286        5,784
                                                 ------      ------     ------     ------     -------      -------

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, the Corporation financed its operations through issuances of common shares, together with revenue from operations. During the year ended December 31, 1999, the Corporation received aggregate proceeds of $71.2 million from the issuance of common shares. In February 2000, the Corporation completed its initial public offering of an aggregate of 6,900,000 common shares, raising net proceeds of approximately $166.7 million. The Company believes that the proceeds from its initial public offering and its private placement of securities, together with cash generated from its operations, will be sufficient to support its needs for at least the next 12 months.

    Net cash used in operating activities was $5.5 million for the year ended December 31, 1999, and $4,000 for the year ended December 31, 1998. Net cash used in operating activities for the year ended December 31, 1999 reflects the Corporation's operating loss of $13.8 million offset by depreciation of $752,000, amortization of stock-based compensation of $1.8 million and net changes in working capital of $5.8 million, primarily related to deferred revenue.

    Cash provided from financing activities was $70.1 million for the year ended December 31, 1999, and $2.6 million for the year ended December 31, 1998. These cash flows primarily reflect the net proceeds received from issuances of the Corporation's common shares, which totaled 17,973,856 shares in 1999, and 7,428,570 shares in 1998.

    Cash used in investing activities was $2.3 million for the year ended December 31, 1999, and $927,000 for the year ended December 31, 1998. Cash used in investing activities reflects purchases of capital assets in each period. These expenditures consisted of purchases of computer hardware and software, office furniture and equipment and leasehold improvements. The Corporation anticipates that capital expenditures will continue to increase as it invests heavily in its Financial Services Platform and implement data centers to support its application hosting activities.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products were coded to accept only two-digit entries in date code fields. Both before and after the year 2000, these date code fields will need to accept four-digit entries to enable the computer systems and software products to distinguish 21st Century dates from 20th Century dates. Any of the Corporation's computer programs or hardware that have date-sensitive software or embedded computer chips which have not been upgraded to be compliant with the requirements of the year 2000 changeover may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to properly process transactions internally or in conjunction with external computer systems on which the Corporation depends to provide its customers with its product and services. Although the Corporation has not suffered from any of these types of events following the change to calendar year 2000, it may do so in the future.

    The year 2000 requirements affect the computers, software and other equipment that the Corporation uses, operates or maintains for its operations. Substantially all of the Corporation's software was developed after awareness of these issues became widespread in the software industry, such that its software was designed with reference to preventing year 2000-related difficulties from arising. Nonetheless, the Corporation has adopted an internal policy to ensure that its product remains year 2000 compliant. The Corporation has conducted interface testing with all other products with which its product interacts to determine if there are areas where the interfaces themselves are not year 2000 compliant. The Corporation has taken proactive measures, implementing a program of year 2000 awareness procedures for its employees, customers and licensors to verify that all necessary procedures have been undertaken and to ensure that its document management processes are constantly reviewed to ensure year 2000 compliance. To the best of its knowledge, none of its internal systems or equipment which are necessary for the conduct of our business has any defects, errors or deficiencies relating to the year 2000 which are not capable of being remedied, and all expenses associated with this remedial work have been fully provided for in its business plans.

    The Corporation has taken steps to ensure that its non-information technology systems are year 2000 compliant. In particular, its established plans to ensure that its critical systems, including its electrical power, communications and payroll systems, would not be impaired as a result of issues relating to the year 2000. The Corporation also devised an internal communications plan and a contingency plan, which designated certain individuals to respond to particular year 2000-related problems if one occurred.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    As of December 31, 1999, we had $52.2 million in short-term investments, a portion of which bears interest at variable rates. As a result, our interest income is sensitive to changes in the level of prevailing interest rates. However, due to the short-term nature of our investments and the fact that we generally hold these instruments until their maturity dates, we believe that we are not subject to any material risks as a result of this exposure.

    Substantially all of the Corporation's revenue is expected to be earned in U.S. dollars. A significant portion of its expenses is incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses and could adversely affect the Corporation's operating results. To date, foreign currency exposure has been minimal. However, in the future, the Corporation intends to hedge all or a significant portion of its annual estimated Canadian dollar expenses to minimize its Canadian dollar exposure. The Corporation is in the process of implementing its currency strategy with respect to other foreign currencies.

ITEM 10. DIRECTORS AND OFFICES OF REGISTRANT.

    The following table sets forth the name of each director and officer of the Corporation, their respective municipalities of residence, all positions and offices of the Corporation held by him or her and his or her principal occupation or employment at present (and for the five preceding years for directors not previously elected by the Shareholders at a shareholders' meeting).

NAME AND MUNICIPALITY OF                                                                   YEAR BECAME
RESIDENCE                      OFFICE         PRINCIPAL OCCUPATION AND PRIOR EMPLOYMENT     DIRECTOR
------------------------   ---------------   --------------------------------------------  -----------
Gregory Wolfond            Chairman and      Chairman and Chief Executive Officer of the       1997
Toronto, Ontario           Chief Executive   Corporation since April 1998 and
                           Officer           September 1997, respectively. Mr. Wolfond
                                             founded Footprint Software Inc. (a financial
                                             services software company) in 1987. IBM
                                             Canada Ltd. purchased Footprint
                                             Software Inc. in May 1995, and Mr. Wolfond
                                             continued to serve as Chief Executive
                                             Officer of Footprint Software Inc. until
                                             July 1997, when he co-founded the
                                             Corporation.

Christopher E. Erickson    President,        President and General Counsel of the              1998
Toronto, Ontario           General           Corporation since July 1997 and Secretary
                           Counsel,          since April 1998. Mr. Erickson was a
                           Secretary and     corporate/commercial and technology lawyer
                           Director          at Fasken, Campbell, Godfrey (a Canadian law
                                             firm) from 1994 to July 1997 and President
                                             of Cygnus Computer Associates Ltd. (a
                                             software engineering firm) from
                                             January 1989 to July 1997.

Andre Boysen               Chief             Chief Technology Officer of the Corporation       1998
Toronto, Ontario           Technology        since August 1998. Mr. Boysen was Chief
                           Officer and       Technology Officer of Footprint
                           Director          Software Inc. from March 1996 to March 1998
                                             and was Chief Executive Officer of Footprint
                                             Software Inc.'s Asia-Pacific operations
                                             between 1994 and 1996.

Kerry McLellan             Chief Operating   Chief Operating Officer of the Corporation        1999
Westfield, New Brunswick   Officer and       since June 1999. Dr. McLellan was Executive
                           Director          Vice-President, Strategy of the Corporation
                                             from August 1998 to May 1999. Since 1995,
                                             Dr. McLellan has also been President of
                                             Melansons Waste Management and of Ready
                                             John Inc. (both waste disposal companies).

NAME AND MUNICIPALITY OF                                                                   YEAR BECAME
RESIDENCE                      OFFICE         PRINCIPAL OCCUPATION AND PRIOR EMPLOYMENT     DIRECTOR
------------------------   ---------------   --------------------------------------------  -----------
Karen Basian               Chief Financial   Chief Financial Officer of the Corporation         N/A
Toronto, Ontario           Officer           since February 1999. Ms. Basian was Chief
                                             Financial Officer and Vice-President,
                                             Finance at Hostess Frito-Lay from
                                             September 1996 to February 1999 and was
                                             Director of Strategic Planning of
                                             Frito-Lay Inc. from July 1995 to
                                             September 1996.

Mina Wallace               Executive         Executive Vice-President of Field Operations       N/A
Toronto, Ontario           Vice-President    of the Corporation since April 1999.
                           of Field          Ms. Wallace was General Manager of
                           Operations        PeopleSoft Canada Co. from 1996 to
                                             April 1999 and was their Vice-President of
                                             Sales from 1991 to 1996.

Alistair Rennie            Senior            Senior Vice-President of Marketing of the          N/A
Toronto, Ontario           Vice-President    Corporation since April 1999. Mr. Rennie was
                           of Marketing      a business analyst and held various product
                                             management and marketing positions with IBM
                                             Canada Ltd. from 1989 to April 1999.

David Pasieka              Senior            Senior Vice-President, Application Hosting         N/A
Oakville, Ontario          Vice-President,   of the Corporation since January 2000.
                           Application       Mr. Pasieka was Senior Vice-President--Local
                           Hosting           Services of AT&T Canada (a
                                             telecommunications company) from July 1999
                                             to January 2000. Prior to that, Mr. Pasieka
                                             was Vice-President and General Manager of
                                             MetroNet Communications (a
                                             telecommunications company) from
                                             December 1996 to June 1999. Mr. Pasieka was
                                             also Vice-President Access Management from
                                             August 1995 to November 1996, and
                                             Vice-President Marketing from February 1994
                                             to July 1995 of Unitel Communications (a
                                             telecommunications company).

Roger Horton               Senior            Senior Vice-President, Application                 N/A
Whitby, Ontario            Vice-President,   Development of the Corporation since
                           Application       March 2000. Mr. Horton has been President
                           Development       of Roger Horton & Associates Inc. (a
                                             consulting company) since 1996. Mr. Horton
                                             was also Vice-President Operations &
                                             Technology of CIBC (a Canadian chartered
                                             bank) from 1995 to 1996.

Lloyd F. Darlington        Director          President & Chief Executive Officer, Emfisys      1998
Toronto, Ontario                             division of Bank of Montreal since May 1,
                                             2000. Mr. Darlington was Chief Technology
                                             Officer and General Manager of Bank of
                                             Montreal (a Canadian chartered bank) from
                                             May 1996 to April 2000. Mr. Darlington is
                                             also a director of Cebra Inc. (an electronic
                                             commerce subsidiary, wholly-owned by Bank of
                                             Montreal) and of Symcor Inc. (a payment
                                             processing corporation). Mr. Darlington was
                                             Executive Vice-President, Operations of Bank
                                             of Montreal from 1989 to 1996.

NAME AND MUNICIPALITY OF                                                                   YEAR BECAME
RESIDENCE                      OFFICE         PRINCIPAL OCCUPATION AND PRIOR EMPLOYMENT     DIRECTOR
------------------------   ---------------   --------------------------------------------  -----------
Martin A. Stein            Director          President of Sonoma Mountain Ventures L.L.C.      1998
San Francisco,                               (a consulting company he founded) since
  California                                 October 1998, as well as a partner in RSA
                                             Ventures (a consulting and venture capital
                                             company) since 1999. Mr. Stein was
                                             Vice-Chairman of Technology and Operations
                                             of Bank of America Corporation from
                                             June 1990 to October 1998.

James D. Dixon             Director          Executive of Bank of America.com, a               1999
Atlanta, Georgia                             subsidiary of Bank of America, since
                                             February 2000. Mr. Dixon was Group
                                             Executive of Bank of America Technology and
                                             Operations, a subsidiary of Bank of America,
                                             from September 1998 to February 2000.
                                             Mr. Dixon was President of NationsBank
                                             Services, Inc., a subsidiary of NationsBank
                                             Corporation, from 1992 until the 1998 merger
                                             of NationsBank Corporation and Bank of
                                             America Corporation.

Harri Vatanen              Director          Founder and President of Sonera SmartTrust        1999
London, U.K.                                 (a wireless e-commerce security company) and
                                             Senior Vice-President of Sonera Corporation
                                             (a telecommunications company), formerly
                                             Telecom Finland Ltd. Mr. Vatanen has worked
                                             in the telecommunications industry for more
                                             than 15 years. Prior to joining Sonera,
                                             Mr. Vatanen worked at a communications
                                             services management consulting company.
                                             Prior to working as a consultant, he worked
                                             for Nokia Datacommunications in the product
                                             development and international sales and
                                             marketing departments as a development
                                             manager of future projects.

Alan Young                 Director          Vice-President, Access Devices and                1999
New Canaan, Connecticut                      Distribution Technologies for e-Citi, a
                                             division of Citigroup Inc. (a diversified
                                             holding company), since March 1998.
                                             Mr. Young was Vice-President of Engineering
                                             of MTV Networds (a multimedia corporation),
                                             a division of Viacom Inc. (an international
                                             entertainment and media company) from
                                             March 1995 to March 1998. Prior to
                                             March 1995, Mr. Young was an executive of
                                             MTV Networks.

    The Corporation does not have an executive committee. The Corporation has an audit committee that oversees the retention, performance and compensation of the Corporation's independent auditors, and the establishment and oversight of its systems of internal accounting and auditing control. The members of the Audit Committee are Kerry McLellan, Lloyd F. Darlington and James D. Dixon. The Corporation expects to appoint three new members to its board at its annual and special shareholders' meeting scheduled to be held on May 31, 2000, at least two of which will become members of its audit committee. Assuming the shareholders approve the election of three new members to the Board of Directors, the Corporation intends to reconstitute its other committees to include these new members. The Corporation also has the following committees:

    - THE COMPENSATION COMMITTEE, which is comprised of Gregory Wolfond, Martin
      A. Stein, Alan Young, Christopher Erickson and Kerry McLellan;

    - THE STOCK OPTION COMMITTEE, which is comprised of Christopher Erickson and Andre Boysen; and

    - THE CORPORATE GOVERNANCE COMMITTEE, which is comprised of Christopher Erickson, Kerry McLellan, Lloyd F. Darlington, Martin A. Stein and Alan Young.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

    See "Executive Compensation" on pages 12 to 18 of the Corporation's Management Information Circular dated April 25, 2000 filed in connection with the annual and special meeting of shareholders to be held on May 31, 2000 and which is incorporated by reference herein. The Management Information Circular has been filed as Exhibit 99.1 to the Corporation's Report on Form 6-K, dated May 3, 2000.

    In 1999, the Corporation paid aggregate cash compensation of approximately $1.0 million to its directors and executive officers, for services in all capacities.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

    See "Election of Directors" on pages 7 to 11 and "Executive Compensation" on pages 12 to 18 of the Corporation's Management Information Circular dated
April 25, 2000 filed in connection with the annual and special meeting of shareholders to be held on May 31, 2000 and which is incorporated by reference herein. The Management Information Circular has been filed as Exhibit 99.1 to the Corporation's Report on Form 6-K, dated May 3, 2000.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    See "Interest of Insiders in Material Transactions" on pages 25 to 29 of the Corporation's Management Information Circular dated April 25, 2000 filed in connection with the annual and special meeting of shareholders to be held on May 31, 2000 and which is incorporated by reference herein. The Management Information Circular has been filed as Exhibit 99.1 to the Corporation's Report on Form 6-K, dated May 3, 2000.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES

COMMON SHARES

    The Corporation's authorized share capital consists of an unlimited number of common shares, of which 36,551,258 common shares were issued and outstanding as of March 31, 2000 (December 31, 1999 - 29,402,426) and an unlimited number of preference shares issuable in series. Holders of common shares are entitled to one vote per share on all matters to be voted on at all meetings of shareholders and to receive dividends as and when declared by the Corporation's board of directors. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of common shares are entitled to share ratably in the Corporation's remaining assets available for distribution, after payment of liabilities. A holder of common shares has no preemptive, redemption or conversion rights.

PREFERRED SHARES

    The Corporation's articles provide that its board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series. These preferred shares may be entitled to dividend and liquidation preferences over the common shares. The board is able to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares. Preferred share issuances could decrease the market price of the common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of the Corporation.

REGISTRAR AND TRANSFER AGENTS

    The registrar and transfer agents for the Corporation's common shares are Montreal Trust Company of Canada, 8(th) Floor, 151 Front Street West, Toronto, Ontario M5J 2N1, and American Securities Transfer and Trust Inc., 12039 West Alamenda Parkway, Lakewood, Colorado, 80228.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

    Not applicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

    In February 2000, the Corporation completed its initial public offering, pursuant to a Registration Statement on Form F-1 (File No. 333-90143), which was declared effective by the Securities and Exchange Commission on January 27, 2000, on which date the offering commenced. All of the common shares registered pursuant to the registration statement were sold by the Corporation.

    The managing underwriters of the U.S. syndicate were Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc. and Thomas Weisel Partners LLC. The managing underwriters of the Canadian syndicate were Nesbitt Burns Inc., RBC Dominion Securities Inc. and Credit Suisse First Boston Securities Canada Inc.

    6,900,000 of the Corporation's common shares were registered in the offering. The aggregate price of these shares was $179.4 million. The Corporation incurred expenses of approximately $2.4 million in connection with the offering, together with underwriting commissions of $12.6 million. The Corporation's expenses in the offering consisted of payments to parties other than its directors, officers, their associates or holders of 10% of its common shares, except that Nesbitt Burns Inc. is an affiliate of Bank of Montreal, of which Lloyd Darlington, one of the Corporation's directors, served as Chief Technology Officer and General Manager. The aggregate net proceeds of the offering were $166.9 million.

    The closing of the offering took place in February 2000, and therefore none of the proceeds from the offering were used in the year ended December 31, 1999.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

    See page F-1.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

    (a) Financial Statements.

                                                                        PAGE
                                                                      --------
        Auditors' Report............................................
        Consolidated Balance Sheets.................................
        Consolidated Statements of Operations.......................
        Consolidated Statements of Shareholders' Equity.............
        Consolidated Statements of Cash Flows.......................
        Notes to Consolidated Financial Statements..................

    (b) Exhibits

     2.1   First Amended and Restated Agreement and Plan of Merger and
           Reorganization among the Registrant, Sapphire Merger Sub,
           In., EZlogin.com. and Alexandre Balkanski, as Shareholders'
           Agent, dated as of May 9, 2000.
     2.2 Amendment to First Amended and Restated Agreement and Plan of Merger and Reorganization, among the Registrant, Sapphire
           Merger Sub, Inc., ezlogin.com, Inc. and Alexandre Balkanski, as Shareholders' Agent, dated June , 2000.
    10.1* Technology License Agreement, dated as of April 30, 1998, between the Registrant and Bank of Montreal.
    10.2*  Licensed Affiliate Agreement between the Registrant and
           Citibank, N.A.
    10.3*  Service Agreement between the Registrant and Bank of
           America.
    11.1   Schedule of Subsidiaries
    99.1   Registrant's Management Information Circular Relating to the
           Annual and Special Meeting of Shareholders to Be Held on
           May 31, 2000 (included in Registrant's Form 6-K, filed
           May 3, 2000).

------------

* Confidential treatment has been requested with respect to certain portions of the Exhibit. Omitted portions will be filed separately with the Securities and Exchange Commission.

                                AUDITORS' REPORT

    We have audited the consolidated balance sheets of 724 Solutions Inc. as at December 31, 1999, and 1998 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998 and for the period from July 28, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period from July 28, 1997 (date of inception) to December 31, 1997, in accordance with Canadian generally accepted accounting principles.

    Canadian generally accepted accounting principles differ in some respects from those applicable in the United States (note 11).

Toronto, Canada                                                             KPMG

February 3, 2000                                           CHARTERED ACCOUNTANTS

                          CONSOLIDATED BALANCE SHEETS

                         (IN THOUSANDS OF U.S. DOLLARS)

DECEMBER 31                                                     1999       1998
-----------                                                   --------   --------
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................  $65,287    $ 2,976
Accounts receivable, net of allowance for doubtful accounts
  of nil (1998--nil; 1997--nil).............................    3,121         35
Prepaid expenses and other receivables (note 3).............    1,368         21
                                                              -------    -------
Total current assets........................................   69,776      3,032
Capital assets (note 4).....................................    2,366        860
Deferred charges............................................    1,100         --
                                                              -------    -------
Total assets................................................  $73,242    $ 3,892
                                                              -------    -------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable............................................  $ 1,982    $   236
Accrued liabilities.........................................    2,967        463
Deferred revenue, net of deferred stock-based compensation
  of $248 (1998 -$420; 1997--nil)...........................    6,125         --
                                                              -------    -------
Total current liabilities...................................   11,074        699
                                                              -------    -------
SHAREHOLDERS' EQUITY (NOTE 5)
Unlimited number of common shares authorized;
29,402,426 common shares issued and outstanding (1998
  -11,428,570; 1997 - 4,000,000)............................   84,762      7,752
Deferred stock-based compensation...........................   (5,909)    (1,705)
Accumulated deficit.........................................  (16,685)    (2,854)
                                                              -------    -------
Total shareholders' equity..................................   62,168      3,193
                                                              -------    -------
Total liabilities and shareholders' equity..................  $73,242    $ 3,892
                                                              =======    =======

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEARS ENDED          PERIOD FROM
                                                                 DECEMBER 31,         JULY 28, 1997
                                                              -------------------     (INCEPTION) TO
REVENUE                                                         1999       1998     DECEMBER 31, 1997
-------                                                       --------   --------   ------------------
Software development (note 9)...............................  $  1,697   $ 1,678          $    --
Less: Stock-based compensation related to software
  development (notes 5 and 9)...............................    (1,644)   (1,395)              --
Services....................................................     1,169       208               --
                                                              --------   -------          -------
Net revenue.................................................     1,222       491               --
Operating expenses
Cost of services revenue....................................     1,890        61               --
Research and development....................................     7,536     2,277               44
Sales and marketing.........................................     2,688       412               39
General and administrative..................................     3,983       547               82
                                                              --------   -------          -------
Total operating expenses....................................    16,097     3,297              165
                                                              --------   -------          -------
Income (loss) from operations...............................   (14,875)   (2,806)            (165)
Interest income.............................................     1,044       107               10
                                                              --------   -------          -------
Net income (loss)...........................................  $(13,831)  $(2,699)         $  (155)
                                                              --------   -------          -------
Basic and diluted net income (loss) per share...............  $  (0.82)  $ (0.47)         $ (0.06)
Shares used in computing basic and diluted net income (loss)
  per share (in thousands)..................................    16,887     5,784            2,752

          See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                         DEFERRED
                                                                       STOCK-BASED
                                                         DEFERRED      COMPENSATION
                                                        STOCK-BASED     RELATED TO
                                   COMMON SHARES       COMPENSATION      SOFTWARE                       TOTAL
                               ---------------------    RELATED TO     DEVELOPMENT    ACCUMULATED   SHAREHOLDERS'
                                 NUMBER      AMOUNT    STOCK OPTIONS     REVENUE        DEFICIT        EQUITY
                               ----------   --------   -------------   ------------   -----------   -------------
Balances, at July 28, 1997
  (inception)................         200   $     1       $    --        $    --        $     --       $     1

Net income (loss)............          --        --            --             --            (155)         (155)
Issuance of common shares....   3,999,800     1,442            --             --              --         1,442
                               ----------   -------       -------        -------        --------       -------
Balances, December 31,
  1997.......................   4,000,000     1,443            --             --            (155)        1,288

Net income (loss)............          --        --            --             --          (2,699)       (2,699)
Deferred stock-based
  compensation...............          --       414          (414)        (3,287)             --        (3,287)
Amortization of deferred
  stock-based compensation...          --        --           181             --              --           181
Allocation of deferred stock-
  based compensation to
  software development
  revenue and deferred
  revenue....................          --        --            --          1,815              --         1,815
Issuance on exercise of
  options....................   4,000,000     1,296            --             --              --         1,296
Issuance of common shares....   3,428,570     4,599            --             --              --         4,599
                               ----------   -------       -------        -------        --------       -------
Balances, December 31,
  1998.......................  11,428,570     7,752          (233)        (1,472)         (2,854)        3,193

Net income (loss)............          --        --            --             --         (13,831)      (13,831)
Deferred stock-based
  compensation...............          --     5,841        (5,841)            --              --            --
Amortization of deferred
  stock-based compensation...          --        --           165             --              --           165
Allocation of deferred stock-
  based compensation to
  software development
  revenue and deferred
  revenue....................          --        --            --          1,472              --         1,472
Issuance of common shares....  17,973,856    71,169            --             --              --        71,169
                               ----------   -------       -------        -------        --------       -------
Balances, December 31,
  1999.......................  29,402,426   $84,762       $(5,909)       $    --        $(16,685)      $62,168
                               ==========   =======       =======        =======        ========       =======

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998     DECEMBER 31, 1997
                                                              --------   --------   ------------------
Cash flow provided by (used in)
Cash flow used in operating activities
Net income (loss)...........................................  $(13,831)  $(2,699)         $  (155)
Depreciation and amortization...............................       752        88               --
Stock-based compensation....................................     1,809     1,576               --
Change in operating assets and liabilities
Accounts receivable.........................................    (3,086)      (34)              (1)
Prepaid expenses and other receivables......................    (1,347)      (21)              --
Accounts payable............................................     1,746       213               23
Accrued liabilities.........................................     2,504       453               10
Deferred revenue............................................     5,953       420               --
                                                              --------   -------          -------
Net cash used in operating activities.......................    (5,500)       (4)            (123)

Cash flow from financing activities
Issuance of common shares...................................    71,169     2,608            1,443
Deferred charges............................................    (1,100)       --               --
                                                              --------   -------          -------
Net cash provided by financing activities...................    70,069     2,608            1,443

Cash flow used in investing activities
Purchase of capital assets..................................    (2,258)     (927)             (21)
                                                              --------   -------          -------
Net increase in cash and cash equivalents...................    62,311     1,677            1,299
Cash and cash equivalents at beginning of period............     2,976     1,299               --
                                                              --------   -------          -------
Cash and cash equivalents at end of period (note 2(b))......  $ 65,287   $ 2,976          $ 1,299
                                                              ========   =======          =======

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (ALL TABULAR INFORMATION IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE NOTED,
                           EXCEPT PER SHARE AMOUNTS)

1.  ORGANIZATION OF THE COMPANY

    The Company was established in July 1997 to conceive, design and deliver an Internet infrastructure solution that enables financial institutions to deliver financial information and services using a broad range of Internet-enabled devices. The Company's technology maybe adapted for use by other types of online merchants and for other applications.

2.  SIGNIFICANT ACCOUNTING POLICIES

    These financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which, except as disclosed in note 11, conform, in all material respects, with U.S. generally accepted accounting principles.

(a) CONSOLIDATION

    These consolidated financial statements include the accounts of the Company, its wholly owned Canadian subsidiary 724 Solutions SRL Holdco Inc., its wholly owned U.S. subsidiary, 724 Solutions Corp., which was incorporated on September 15, 1999, its wholly owned Barbados subsidiary, 724 Solutions International SRL, which was incorporated on November 11, 1999 and its wholly owned United Kingdom subsidiary, 724 Solutions (UK) Ltd., which was incorporated on November 25, 1999. Intercompany transactions and balances are eliminated on consolidation.

(b) CASH AND CASH EQUIVALENTS

    Cash consists of deposits with major financial institutions. Cash equivalents consist of short-term deposits and high-grade commercial paper with an original maturity of three months or less at the date of purchase. As at December 31, 1999, cash equivalents accounted for approximately 95% of the cash and cash equivalents balance and consisted of 80% in short-term deposits and 15% in investments in 30-day commercial paper.

(c) FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company determines the fair values of its financial instruments based on quoted market values or discounted cash flow analyses. Unless other-wise indicated, the fair values of financial assets and financial liabilities approximate their recorded amounts.

    Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist primarily of deposits with major commercial banks and high-grade commercial paper, the maturities of which are three months or less from the date of purchase. The Company performs periodic credit evaluations of the financial condition of its customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

(d) REVENUE RECOGNITION

    The Company's revenue consists of software development revenue and services revenue. The software development revenue was earned under a fixed fee contract with Bank of Montreal, which entitled Bank of Montreal to a worldwide perpetual license for all technology developed, on a best efforts basis, over the term of the contract. This revenue has been recognized ratably over the term of the contract. Services revenue includes implementation and customer service revenue earned on a time and materials basis.

    In the future, the Company's revenue will primarily be derived from (i) the licensing of its product and (ii) the provision of related services, including installation, integration, training and maintenance and support. Product revenue will be recognized when a contract with a customer has been executed, delivery and acceptance have occurred and the collection of the related receivables is deemed probable by management. Services revenue will be recognized as the services are performed. Maintenance and support revenue paid in advance is non-refundable and is recognized ratably over the term of the agreement, which is typically
12 months. Software development, product and services revenue that have been prepaid but do not yet qualify for recognition as revenue under the Company's revenue recognition policy are reflected as deferred revenue on the Company's balance sheet.

(e) RESEARCH AND DEVELOPMENT EXPENSES

    Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of the Company's product and the general release of the product have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

(f) INVESTMENT TAX CREDITS

    The Company is entitled to Canadian federal and provincial investment tax credits which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.

    Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

(g) STOCK-BASED COMPENSATION

    The Company uses the intrinsic value method to account for stock-based compensation. As such, deferred stock-based compensation is recorded if, on the date of grant, the current fair value of an underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option or as a reduction of revenue over the term of the related revenue contract.

(h) CAPITAL ASSETS

    Capital assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Leasehold improvements are recorded at cost and amortized over the lesser of their useful lives or the term of the related lease. Expenditures for maintenance and repairs have been charged to the statement of operations as incurred.

    Depreciation and amortization are computed using the straight-line method as follows:

Computer equipment                  3 years
Computer software                   1 year
Office furniture and equipment      5 years
Leasehold improvements              5 years

    The Company regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down is charged to the statement of operations.

(i) DEFERRED CHARGE

    Charges consisting primarily of professional fees and other external direct costs related to the initial public offering (note 12) have been deferred and will be offset against share capital upon the completion of the initial public offering.

(j) CURRENCY TRANSLATION

    Effective July 31, 1999, the U.S. dollar became the functional currency of the Company. This change resulted from the increased significance of U.S. dollar denominated revenue and expenditures in relation to the Company's Canadian dollar denominated transactions. In addition, the Company's recent issuances of common shares have been primarily denominated in U.S. dollars. Exchange gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in the results of operations for the period. Prior to July 31, 1999, the functional currency of the Company was the Canadian dollar. Accordingly, monetary assets and liabilities of the Company that were denominated in foreign currencies were translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Transactions included in operations were translated at the average rate for the period. Exchange gains and losses resulting from the translation of these amounts were reflected in the statement of operations in the period in which they occurred.

(k) INCOME TAXES

    The Company provides for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates.

3.  PREPAID EXPENSES AND OTHER RECEIVABLES

    Included in the December 31, 1999 prepaid expenses and other receivables balance is an advance of $250,000 made by the Company to a third party vendor for future services. Under the terms of the agreement, the Company has been granted a warrant to acquire a one-third interest in the third party vendor at a price of $750,000. The third party vendor is a privately held Canadian company in the business of developing directional mapping software and providing online directional services, mapping services and spatial relational search services to its customers. The warrant expires on March 10, 2000.

4.  CAPITAL ASSETS

    Capital assets consist of the following:

                                                                    1999       1998
                                                                  --------   --------
    Computer equipment..........................................   $1,499      $356
    Computer software...........................................      500       200
    Office furniture and equipment..............................      453       172
    Leasehold improvements......................................      754       220
                                                                   ------      ----
                                                                    3,206       948
    Less accumulated depreciation and amortization..............      840        88
                                                                   ------      ----
                                                                   $2,366      $860

5.  SHAREHOLDERS' EQUITY

(a) COMMON SHARE ISSUANCES

    In September 1997, the Company issued 3,999,800 common shares and granted an option to acquire an additional 4,000,000 common shares to the founder of the Company for gross proceeds of Cdn.$1,999,900. The option was exercisable at the holder's option at a price of $0.50 per common share. The option was exercised in October 1998.

    In April 1998, the Company issued to Bank of Montreal ("BMO") 1,000,000 common shares for gross proceeds of Cdn.$1,000,000 and granted BMO an option to subscribe for 2,428,570 additional common shares for Cdn.$1,000,000, exercisable upon BMO's extension of its technology licensing agreement with the Company for a second year, and payment of the second year's technology licensing fee. In October 1998, following BMO's extension of the technology license agreement, BMO exercised the option to subscribe for 2,428,570 common shares for Cdn.$1,000,000. On the date of exercise, the fair value of the 2,428,570 common shares was determined to be Cdn.$6,071,425, resulting in a stock-based compensation charge of Cdn.$5,071,425 (U.S.$3,286,943).

    In June 1999, the Company issued 541,790 common shares to Bank of America ("BA") at a price of $3.69 per share for gross proceeds of $2,000,000 and BA committed to subscribe for 541,790 additional common shares for $2,000,000. BA subscribed for the 541,790 additional common shares in October 1999 for gross proceeds of $2,000,000.

    In August 1999, the Company issued to Citicorp Strategic Technology Corporation 950,000 common shares at a price of $3.83 per share for gross proceeds of $3,633,750. Citicorp Strategic Technology Corporation also contracted at this time to subscribe for 5,450,000 additional common shares at a price of $3.83 per share upon the satisfaction of certain conditions, including the receipt of applicable regulatory approvals. The option was exercised in October 1999 for gross proceeds of $20,846,250.

    In August 1999, the Company granted BA an option to subscribe for 2,116,420 common shares at a price of $3.90 per share. The option was exercised in October 1999 for cash proceeds of $8,243,446.

    In August 1999, the Company issued 6,400,000 common shares to Sonera Corporation for a price of $3.83 per share for gross proceeds of $24,480,000.

    In October 1999, the Company completed three private placements for a total issuance of 1,973,856 common shares at prices of $3.83 and $7.50 per share and 666,668 common shares issuable upon the exercise of a warrant exercisable at a price of $7.50 per share for total proceeds of $10,000,000. This warrant expired unexercised on January 14, 2000.

    On December 30, 1999, all of the outstanding and reserved common shares were split on a basis of two for one. The Company's share capital and earnings (loss) per share have been restated to give effect to this share split.

(b) STOCK OPTION PLANS

    The Company currently has a Canadian stock option plan, a U.S. stock option plan, and a new 2000 stock option plan (the "Plans"), each of which is intended to attract, retain and motivate employees, officers, directors and consultants. The stock option committee, in conjunction with the compensation committee, determines, among other things, the eligibility of individuals to participate in the plans and the term, vesting periods and the exercise price of options granted under the plans. The Company has reserved an aggregate of 3,200,000 common shares for issuance under the Canadian and U.S. plans, and additional 2,000,000 common shares under the new 2000 plan.

    The Canadian stock option plan was adopted in September 1997. All options granted under the plan have a maximum term of 10 years and have an exercise price per share of no less than the fair market value of the common shares on the date of the option grant as determined by the Board of Directors or duly authorized committee at the time of the grant. If an optionee's employment is terminated without cause, the vested portion of any grant will remain exercisable until its expiration date. In the event of termination for cause, the vested portion of any grant will remain exercisable for a period of 30 days after the date of termination. Unvested options will expire on termination except for such portion thereof which would have vested within six months or within the required statutory notice period following a termination without cause, whichever is earlier, or within one year if termination is due to death or disability. If a change of control of the Company occurs, all options become immediately vested and exercisable.

    The U.S. stock option plan was adopted in October 1999. The plan provides for the grant of both incentive stock options and non-qualified stock options. Incentive stock options granted under the plan have a maximum term of 10 years, or five years in the case of incentive stock options granted to an employee who owns common shares having more than 10% of the voting power of the Company. The exercise price of incentive stock options is the fair market value of common shares on the date of the grant, or 110% of the fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the voting power of the Company. Non-qualified stock options granted under the plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of the common shares on the date of the grant, or 110% of the fair market value for those employees who own common shares representing more than 10% of the voting power. Restricted shares granted under the plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of the common shares on the date of the grant, or 100% of the fair market value in the case of restricted shares granted to an employee who owns common shares having more than 10% of the voting power.

    Under the Plans, the Company has the right to repurchase options from optionees after termination of employment on certain terms.

    The new 2000 stock option plan was adopted in December 1999 and is to replace the Canadian and U.S. stock option plans upon completion of the Company's IPO (note 12). The stock options granted under the Canadian and U.S. stock option plans prior to the date of completion of the IPO will continue to be effective and governed by the terms of the plans under which they were granted. The options granted under the 2000 plan will have a maximum term of 10 years and an exercise price no less than the fair market value of the common shares on the date of the grant as determined by the Board of Directors or duly authorized committee at the date of the grant. Options held by any person under the new plan, together with any other options granted to that person may not at any time exceed 5% of the aggregate number of common shares outstanding. If a change of control of the Company occurs, all options granted under this plan will become immediately vested and exercisable.

    A summary of the status of the Company's options under the Plans as at December 31, 1999, is as follows:

                                                                       WEIGHTED AVERAGE
                                                                          REMAINING
                                                            NUMBER       CONTRACTUAL           NUMBER OF
EXERCISE PRICE                                            OF OPTIONS     LIFE (YEARS)     OPTIONS EXERCISABLE
--------------                                            ----------   ----------------   -------------------
$0.34                                                     1,604,000          8.2               1,000,660
$1.71                                                       424,400          9.2                 105,666
$3.75                                                       258,460          9.5                 131,600
$7.50                                                        20,200          9.7                      --
$10.00                                                      569,870          9.9                      --
                                                          =========          ---               =========
                                                          2,876,930                            1,237,926

    The following table summarizes the continuity of options issued under the
Plans:

                                    1999                            1998                            1997
                        -----------------------------   -----------------------------   -----------------------------
                          NUMBER     WEIGHTED AVERAGE     NUMBER     WEIGHTED AVERAGE     NUMBER     WEIGHTED AVERAGE
                        OF OPTIONS    EXERCISE PRICE    OF OPTIONS    EXERCISE PRICE    OF OPTIONS    EXERCISE PRICE
                        ----------   ----------------   ----------   ----------------   ----------   ----------------
Outstanding, beginning
  of period...........  1,865,000         $0.49           400,000         $0.35                --         $  --
Granted...............  1,071,196          8.44         1,465,000          0.54           400,000          0.35
Cancelled.............    (59,266)         3.42                --            --                --            --
                        ---------         -----         ---------         -----           -------         -----
Outstanding, end of
  period..............  2,876,930         $2.81         1,865,000         $0.49           400,000         $0.35
                        ---------         -----         ---------         -----           -------         -----
Options exercisable,
  end of period.......  1,237,926         $0.72           625,166         $0.34           200,000         $0.35
                        =========         =====         =========         =====           =======         =====

    The Company recorded deferred stock-based compensation relating to options issued under the Company's Plans amounting to $5,841,000 (1998--$414,000; 1997--nil). Amortization of deferred stock-based compensation amounted to $165,000 (1998--$181,000; 1997--nil) and has been recorded as a research and development expense.

6.  INCOME TAXES

    The provision for income taxes differs from the amount computed by applying the statutory income tax rate to net income (loss) before income taxes. The sources and tax effects of the differences are as follows:

                                                                  YEARS ENDED          PERIOD FROM
                                                                 DECEMBER 31,          JULY 28,1997
                                                              -------------------     (INCEPTION) TO
                                                                1999       1998     DECEMBER 31, 1997
                                                              --------   --------   ------------------
Basic rate applied to net income (loss) before provision for
  income taxes..............................................  $(6,168)   $(1,201)          $(69)
Adjustments resulting from:
  Scientific research expenses not deducted for tax.........    2,285        333             --
  Foreign losses affected at lower rates....................      991         --             --
  Stock-based compensation not deducted for tax.............      789        701             --
Other.......................................................      218        167             45
                                                              -------    -------           ----
                                                               (1,885)        --            (24)
Unrecognized benefit of net operating losses carried
  forward...................................................    1,885         --             24
                                                              -------    -------           ----
Income taxes................................................  $    --    $    --           $ --

    Significant components of the Company's future tax assets are as follows:

                                                                1999       1998       1997
                                                              --------   --------   --------
Research and development expenses deferred for income tax
  purposes..................................................   $3,067      $244       $--
Net operating losses carried forward........................    1,909        24        24
Future tax asset............................................    4,976       268        24
Less:
  Future tax liability related to capital assets............      420        --        --
  Valuation allowance.......................................    4,556       268        24
                                                               ------      ----       ---
                                                               $   --      $ --       $--

    In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. In order to fully realize the future tax assets, the Company will need to generate future taxable income of approximately
$6.5 million prior to the expiration of the net operating losses carried forward in the years 2003 to 2005. Due to the uncertainties related to the industry in which the Company operates, the tax benefit of the above carried forward amounts have been completely offset by a valuation allowance.

7.  LEASE COMMITMENTS

    Future minimum lease payments under non-cancellable operating leases for premises and equipment are as follows:

    2000                      $1,311
    2001                       1,231
    2002                       1,059
    2003                       1,059
    2004                         924
    2005 and thereafter          343
                              ======
                              $5,927

    Rent expense for 1999 was $590,000 (1998--$107,000; 1997--$6,000). The
Company is also responsible for certain common area costs at its various leased premises.

8.  SEGMENTED INFORMATION

    The Company operates in a single reportable operating segment, that is, the design and delivery of an Internet infrastructure platform that enables financial institutions to deliver financial information and services to a range of Internet-enabled devices. The single reportable operating segment derives its revenue from the sale of software and related services. As at December 31, 1999, significantly all of the assets related to the Company's operations were located in Canada. Net revenue is attributable to geographic location based on the location of the customer, as follows:

                                                                                       PERIOD FROM
                                                                  YEARS ENDED          JULY 28,1997
                                                                 DECEMBER 31,         (INCEPTION) TO
                                                                1999       1998     DECEMBER 31, 1997
                                                              --------   --------   ------------------
Net revenue by geographic locations:
United States...............................................   $1,135      $ --           $   --
Canada......................................................       87       491               --
                                                               $1,222      $491           $   --
                                                               ======      ====           ======

    For the year ended December 31, 1999, three customers have accounted for 100% of revenue. For the year ended December 31, 1998, one customer accounted for 100% of revenue. At December 31, 1999, three customers accounted for 100% of the accounts receivable balance.

9.  RELATED PARTY TRANSACTIONS

(a) On April 30, 1998, the Company entered into a share subscription agreement and a technology license agreement with BMO. Pursuant to the share subscription agreement, on April 30, 1998, BMO subscribed for 1,000,000 of the Company's common shares for Cdn.$1,000,000 and received an option to subscribe for 2,428,570 additional common shares for Cdn.$1,000,000, exercisable in the event that BMO extended its technology license agreement for a second year and paid the second year's technology licensing fee. In October 1998, upon exercising its right to extend the technology license agreement, BMO exercised the option and subscribed for 2,428,570 shares for Cdn.$1,000,000. On the date of exercise, the fair value of the 2,428,570 common shares was determined to be Cdn.$6,071,425, resulting in a stock-based compensation charge related to software development revenue of Cdn.$5,071,425 (U.S.$3,286,943).The stockbased compensation is being attributed to the software development revenue over the term of the technology license agreement in proportion to the revenue recognized in the first and second years under the agreement. The excess of the stock-based compensation over the accumulated allocation to software development revenue has been netted against the related deferred revenue, with the balance being recorded as deferred stock-based compensation in shareholders' equity. The parties also agreed to a March 1999 payment date for the second year's licensing fee to coincide with the commencement of the second year's term. As at December 31, 1999, BMO owned approximately 11.7% of the Company's outstanding common shares.

    The BMO technology license agreement had an initial term of ten months commencing on April 30, 1998. As noted above, BMO extended the term of the technology license agreement for a second year and has the option to extend the term for additional one-year periods thereafter. BMO has indicated it intends to extend the agreement for a further year. The technology license agreement provides for fixed annual license fees in the first two years of Cdn.$3,000,000 in exchange for a worldwide perpetual license for all technology existing at the commencement of the license period and all technology developed during each term of the agreement. The annual license fees in the first two technology licensing terms of the agreement were subject to refund to the extent that the Company failed to meet certain spending commitments. As at December 31, 1999, all spending commitments had been satisfied. Initially BMO had a right to be the exclusive Canadian financial institution to which the Company would license its technology. In November 1998, BMO agreed to waive this right in return for a refund of a portion of its annual license fee, to a maximum of Cdn.$700,000, to be calculated as a percentage of fees paid by other Canadian financial institutions, if any, to license the Company's technology. To December 31, 1999, no amounts have been subject to refund under this provision. The Company has recognized the license fee for each of the first and second term of the technology license on a straight-line basis over the term of the license. Cdn.$700,000 of the second year's license fee, related to the aforementioned refundability provision, has been deferred and will either be paid to BMO in accordance with the terms of the agreement or recognized into income when the commitment to such refund has expired.

(b) On June 1, 1999, the Company entered into a subscription agreement with BA and a technology licensing agreement with an affiliate of BA. Pursuant to the subscription agreement BA subscribed for 541,790 common shares of the Company for $2,000,000. The subscription agreement also stipulated that BA would unconditionally subscribe for an additional 541,790 common shares on February 1, 2000 for $2,000,000. BA subscribed for the 541,790 additional common shares in October 1999 as a result of the Company attracting additional equity investors at that time. On August 2, 1999, an Option and Subscription Amending Agreement was entered into which granted BA the option to acquire a further 2,116,420 common shares for an aggregate subscription price of $8,243,456. BA exercised this option in October 1999. The technology license agreement provides for a fixed license fee to be paid to the Company over a 20-month period commencing on June 1, 1999, in exchange for the delivery of specific products over the term of the agreement and for a license of all technology developed during the license period. If these products are not delivered, a portion of the license fee payable under this arrangement is refundable. The Company has recorded the payments received under this agreement as deferred revenue and will commence to recognize the revenue under this contract upon the delivery of the products specified in the technology agreement. As at December 31, 1999, BA owned approximately 10.9% of the Company's outstanding common shares.

(c) On September 28, 1999 and October 19, 1999, the Company entered into a technology license agreement and share subscription agreement, respectively, with Wells Fargo Bank, N.A. ("WF"). Pursuant to the share subscription agreement, WF subscribed for 784,374 common shares of the Company for $3,000,000. As at December 31, 1999, WF owned approximately 2.7% of the Company's outstanding common shares.

    The technology license agreement provides for an annual license fee to be paid by WF over the next four years, in exchange for the delivery of a specific software product over the term of the agreement. In addition, the technology license agreement also provides for a variable monthly user fee for certain products that are also deliverable under the agreement, if licensed by WF. The variable monthly user fee will be calculated on the number of users and will be subject to certain maximum and minimum amounts. The Company has recorded the payments received under the agreement as deferred revenue and will commence to recognize this revenue under this contract upon the delivery of the products specified in the technology agreement. The technology license agreement may be terminated at the start of the third year by paying the Company a termination fee. The Company has also contracted with WF to provide consulting fees at commercial rates.

    These technology license agreements are extendible annually at the option of the licensees. In addition, the Company has agreed to provide related support and maintenance services to the licensees at commercial rates.

    The following table sets out the balances and transactions with the licensees relating to these agreements:

                                                                1999       1998       1997
                                                              --------   --------   --------
Related party balances:
Accounts receivable, net of allowance for doubtful
  accounts..................................................   $3,121      $34       $   --
Deferred revenue, net of deferred stock-based compensation
  of $248 (1998 -- $420;1997 -- nil)........................    6,125       --           --

                                                                  YEARS ENDED          PERIOD FROM
                                                                 DECEMBER 31,          JULY 28,1997
                                                              -------------------     (INCEPTION) TO
                                                                1999       1998     DECEMBER 31, 1997
                                                              --------   --------   ------------------
Related party transactions:
Net revenue:
Software development........................................   $   53      $283           $   --
Services....................................................    1,169       208               --

(d) In August 1999, the Company entered into a two-year consulting agreement with a director of the Company providing for a monthly consulting fee of $34,000, together with options, granted under the option plan, to purchase 48,000 common shares of the Company at an exercise price of $3.75 per share.

10. EARNINGS (LOSS) PER SHARE

    Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have been anti-dilutive, for the year ended December 31, 1999, amounted to 18,184,665.

11. CANADIAN AND U.S. ACCOUNTING POLICY DIFFERENCES

    The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada, which conform in all material respects with generally accepted accounting principles in the U.S.

    Supplemental disclosures required under U.S.GAAP include the following:

(a) COMPREHENSIVE INCOME

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions. Comprehensive net income (loss) for the years ended December 31, 1999 and 1998, equalled the net income (loss) for these years.

(b) RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

    The CICA issued new pronouncements entitled "Cash Flow Statements" and "Income Taxes" which the Company adopted for the year ended December 31, 1999. The impact of the adoption of these standards did not have a material impact on the Company's financial statements.

    The CICA has also issued new pronouncements entitled "Employee Future Benefits" which the Company is required to adopt in the year ending
December 31, 2000. The Company is in the process of determining the impact of these pronouncements on its consolidated financial statements.

(c) SFAS 123 PRO FORMA INFORMATION

    SFAS No. 123, "Employee Stock Compensation," encourages, but does not require, the recording of compensation costs related to stock options valued at fair value. For companies choosing not to adopt the fair value measurement for stock-based compensation, the pronouncement requires the disclosure of pro forma net income and net income (loss) per share information as if the Company had accounted for its stock options issued in 1997 through 1999 under the fair value method. The Company has elected not to adopt the recording of compensation cost for stock options at fair value and, accordingly, a summary of the pro forma impact on the statement of operations is presented in the table below:

                                                                  YEARS ENDED          PERIOD FROM
                                                                 DECEMBER 31,          JULY 28,1997
                                                              -------------------     (INCEPTION) TO
                                                                1999       1998     DECEMBER 31, 1997
                                                              --------   --------   ------------------
Net income (loss)...........................................  $(13,831)  $(2,699)         $ (155)
Compensation expense related to the fair value of stock
  options...................................................      (362)      (23)             (4)
Pro forma net income (loss).................................  $(14,193)  $(2,722)         $ (159)
Pro forma net income (loss) per share.......................  $  (0.84)  $ (0.47)         $(0.06)

    The fair value of each option granted has been estimated at the date of grant using the minimal value method and by applying the following assumptions: weighted-average risk free interest rate of 4.9% for the year ended
December 31, 1999 (1998--5.1%; 1997--4.75%). The Company has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant-date fair value of options issued in the year ended December 31, 1999 was $3.26 per option (1998--$0.13; 1997--$0.07).

12. SUBSEQUENT EVENTS

    In February 2000, the Company issued 6,900,000 common shares through an initial public offering at $26.00 per common share on the NASDAQ National Market and The Toronto Stock Exchange for net proceeds of approximately $166,806,000.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          724 SOLUTIONS INC.

                                          /s/ Gregory Wolfond
                                          --------------------------------------
                                          Name: Gregory Wolfond
                                          Title: Chairman and Chief Executive
                                                 Officer

Date: June 29, 2000